P.E. 2/11/02


02014875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington. DC 20549


FEB 1 9 2002

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February __, 2002

OPTIBASE LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Herzliya, Israel
(Jurisdiction of incorporation or organization)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

PROCESSED
MAR 0 1 2002
THOMSON
FINANCIAL

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....x........... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....x.......................

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

On January 28, 2002, Optibase, Ltd. ("Company") announced changes to its management. Among other things, Tom Wyler, the Chairman of the Board of the Company, will assume operations of the Company until it selects a new Chief Executive Officer, and Zvi Halperin, the Chief Financial Officer who had been acting CEO, was named President and would remain as Chief Financial Officer.. A press release announcing the changes is filed as Exhibit 99.2 to this Form 6-K report. In addition, Eddy Shalev and Haim Labensky were appointed the external directors of the Company at the January 31, 2002 special shareholder meeting (discussed below). Enzo Torresi, a director of the Company, resigned from the Board of Directors as of February 13, 2002.

On January 31, 2002, the Company held a special shareholders meeting. As a result of the meeting, the shareholders approved, among other things, (i) the amended and restated Articles of Association (filed as Exhibit 3(i)); (ii) appointed external directors (as discussed above); (iii) approved the Termination Agreement and the Consulting Agreement between the Company and Ran Eizenberg, the former Chief Executive Officer of the Company (copies of which are filed as Exhibits 99. 4 and 99.5 of this report). The Notice of the special shareholder meeting and the proxy statement distributed to the shareholders are filed as Exhibit 20 to this report.

On January 24, 2002, the Board of Directors of the Company approved Amendment No. 1 to the Company's 2001 Nonstatutory Share Option Plan, pursuant to which the Company increased the shares reserved under this plan from 70,000 to 670,000 shares, and allowed the grant of options to officers of the Company. The Amendment No.1 is filed as Exhibit 99.7 to this report.

EXHIBIT INDEX

Exhibit Number	Description of Document
3(i)	Articles of Association of Optibase Ltd.
20	Notice and Proxy Statement to shareholders regarding a special shareholders meeting on January 31, 2002
99.1	Press Release Announcing Fourth Quarter and Year-end 2001 Results, dated January 28, 2002
99.2	Press Release Announcing Changes to Management Team, dated January 28, 2002
99.4	Termination Agreement Between Optibase Ltd., Optibase Inc. and Optibase Europe Ltd. (collectively the "Company") and Mr. Ran Eisenberg, dated August 29, 2001
99.5	Consulting Agreement between Optibase Ltd. And Mr. Ran Eisenberg, dated August 30,2001
99.6	Articles of Association of Optibase Ltd.
99.7	Amendment No. 1 to the 2002 Nonstatutory Share Option Plan

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February ___, 2002.

OPTIBASE LIMITED



By: ______________________________

Zvi Halperin,
President

ARTICLES OF ASSOCIATION

OF

OPTIBASE LTD.

("THE COMPANY")

CONTENTS

Chapter Four

Chapter Five

Chapter Six

Chapter Seven

Chapter Eight

Chapter Nine

CHAPTER ONE - GENERAL

1. **Introduction**

1.1 In these articles, each of the following expressions shall bear the meanings set forth alongside them:

"shareholder" – any person to whose credit a share is registered with a member of the Stock Exchange (as defined in the Companies Law) and such share is included among the shares registered in the shareholders register of the Company in the name of a registration Company, or a person registered as a shareholder in the Company's register of shareholders;
"financial statements" - the financial statements which the Company must prepare pursuant to the law;

"periodic report" - as defined in Chapter Two of the Securities (Periodic and Immediate Reports), Regulations 5730-1970 or any securities regulations replacing them;

"law" - the provisions of any law prevailing in the State of Israel;

"director" - as defined in section 1 of the Companies Law, including an alternate or attorney;

"the Companies Law" - the Companies Law, 5759-1999;

"the Securities Law" - the Securities Law, 5728-1968;

"business day" - Sundays to Thursdays, other than religious and public holidays in the State of Israel;

"writing" - print and any other form of printing words, including documents sent in writing by facsimile, cable, telex, e-mail, computer or through any other electronic media, which creates or enables the creation of a copy and/or printout of the document;

"office" - the Company's registered office;

"securities" - shares, debentures, capital notes, securities convertible into shares and rights to any of the aforegoing, issued by the Company;

"the Companies Ordinance" - the Companies Ordinance (New Version), 5743-1983;

"ordinary majority" - a majority of more than half the votes of the shareholders entitled to vote and voting themselves, by proxy or through a voting instrument;

"special majority" - a majority of more than three quarters of the votes of the shareholders entitled to vote and voting themselves, by proxy or through a voting instrument;

"articles" - the Company's articles as formulated herein or as altered, expressly or pursuant to the law;

"the Companies Regulations" - regulations promulgated by virtue of the authority granted pursuant to the Companies Law;

"Securities Regulations" - regulations promulgated by virtue of the authority granted pursuant to the Securities Law.

"person" or "persons"- Including a corporation.

"year" and "month"- a Gregorian month or year.

1.2 The provisions of sections 3-10 of the Interpretation Law, 5741-1981 shall also apply, mutatis mutandis, to the interpretation of the articles, if there is no provision to the contrary or unless the context otherwise admits.

Save as provided in this paragraph, every word and expression herein shall bear the meaning designated to them in the Companies Law, and if none - the meaning designated to them in the Companies Regulations, and if none - the meaning designated to them in the Securities Law, and if none - the meaning designated to them in the Securities Regulations, and if none - the meaning designated to them in any other law, unless the context otherwise admits.

Where these articles refer to any legal provision and such provision is amended or cancelled, the said provision shall be deemed valid and as part of the articles, unless such is prohibited by the law.

The headings in these articles are meant for the purpose of convenience only and shall not be used for the interpretation of these articles

Provisions of the Companies Law which are dispositive shall apply to the Company, to the extent that it is not otherwise provided in these articles and to the extent that there is no contradiction between them and between the provisions of these articles.

1.3 **<u>Amendment</u>** If a resolution to amend these articles is recommended by the Board of Directors, such recommended resolution's adoption in a General

Meeting requires a simple majority. In any other case a resolution adopted in a General Meeting approved by a special majority is required to approve any amendment of these articles.

2. **Public Company**

The Company is a "public company" as defined in section 1 of the Companies Law.

3. **The Company's Purpose**

The Company's purpose is according to its Amended and Restated Memorandum of Association. If the memorandum is silent with regard to the Company's purpose, than it will act pursuant to business considerations to make profits; however. the Company may contribute a reasonable amount for an appropriate cause, even if the contribution is not within the framework of the said business considerations.

4. **The Company's Objects**

The Company shall engage in any legal business.

5. **Limitation of Liability**

The liability of the Company's shareholders is limited, each to payment of the full amount which he undertook to pay for the shares allotted to him at the time of the allotment.

CHAPTER TWO - THE COMPANY'S SHARE CAPITAL

6. **The Share Capital**

6.1 The Company's authorised share capital is NIS 2,500,004 divided into 19,230,800 ordinary shares of NIS 0.13 par value each (hereinafter referred to as "share", "ordinary share", "shares" or "ordinary shares", as the case may be). The Company may alter the authorised share capital in accordance with the provisions of the Companies Law and of these articles.

6.2 Each share vests a right to receive invitations, to participate in and vote at the general meetings. A shareholder shall have one vote for each share held by him.

6.3 All the shares rank pari passu in relation to the amounts of capital paid or credited as paid on their nominal value, in connection with dividend, the distribution of bonus shares and any other distribution, return of the capital and participation in a distribution of the Company's surplus assets on winding up.

6.4 The provisions of these articles in respect of shares shall also apply to other securities issued by the Company, mutatis mutandis.

7. **The Issue of Shares and Other Securities and the repurchase of shares**

7.1 The Company's board of directors may issue shares and other securities of the Company, up to the limit of the Company's authorised share capital. If the Company's share capital includes a number of classes of shares and securities, shares and securities exceeding the limit of the authorised share capital of such class shall not be issued. In such regard, securities convertible or exercisable into shares shall be deemed to have been converted or exercised on the date of their issue.

7.2 The Company's board of directors may issue redeemable securities, with such rights and on such conditions as the board of directors prescribes.

7.3 Subject to the provisions of the articles and the provisions of the Companies Law, the board of directors may allot shares to any person with restrictions and conditions, for their nominal value, with a discount or with a premium, as it deems fit.

7.4 The Company's board of directors may resolve to issue a series of debentures within the framework of its authority to borrow on the Company's behalf, and within the limits of such authority. The aforegoing does not negate the authority of the general manager or someone authorised by him to borrow on the Company's behalf, to issue debentures, promissory notes and bills of exchange, within the limits prescribed by the board of directors.

7.5 The Company's existing shareholders shall not have a right of pre-emption, preferred right or any other right to purchase the Company's securities. The board of directors may, in its exclusive discretion, first offer the Company's securities to the existing shareholders or some of them.

7.6 The Company may pay any person commission in consideration for the underwriting, marketing or distribution of the Company's securities, conditionally or unconditionally, on such terms and conditions as the board of directors prescribes. Such payments may be made in cash or securities of the Company, or partly in one way and partly in another.

7.7 The Company may at any time and from time to time, subject to the Companies Law, purchase back or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more shareholders. Such purchase shall not be deemed as payment of dividends and no security holder will have the right to require the Company to purchase his securities or offer to purchase securities from any other security holders.

8. **Calls for Payment**

8.1 If pursuant to the conditions of an allotment of shares there is no fixed date for the payment of any part of the price payable for them, the board of directors may from time to time make calls upon the shareholders in respect of the monies not yet paid in relation to the shares held by them (hereinafter referred to as "calls" or "call", as the case may be).

8.2 The call shall determine the date by which the amount specified therein must be paid, together with interest, linkage and the expenses incurred as a result of the non-payment, at the rates and in the amounts prescribed by the board of directors. Such date shall not be less than 14 days from the date of the call.

The call shall also specify that in the event of non-payment by the date fixed as required, the shares in relation to which the call is being made are likely to be forfeited. If a shareholder does not comply with the call, any share in relation to which the said call has been made may be forfeited at any time thereafter, pursuant to the board of directors' resolution. Share forfeitures shall include all the dividends on such shares which have not been paid prior to the forfeiture, even if declared.

8.3 Any amount which pursuant to a share's allotment conditions is payable at the time of the allotment or at a fixed time, on account of the amount of the share or for premium, shall be deemed in respect of the articles a call duly made and notified, and the payment date is the date fixed for payment. In the event of non-payment, all the paragraphs of the articles dealing with the payment of interest, linkage and expenses, the forfeiture of shares and the like and all the other paragraphs hereof relating to the matter shall apply as though the said amount had been duly called and notified.

8.4 The board of directors may distinguish between the shareholders in relation to the amounts of the calls and/or their payment times.

8.5 Joint holders of a share shall be jointly and severally liable for payment of the calls made on such share.

8.6 Any payment on account of a share shall first be attributed on account of the nominal value and only thereafter on account of the premium in respect of any share.

8.7 A call may be cancelled or postponed to another date, as resolved by the board of directors. The board of directors may waive all or any of the interest, linkage and expenses.

8.8 The board of directors may accept from a shareholder willing to pay in advance payments on account of his shares in addition to amounts actually called, and the board of directors may pay such shareholder interest on the amounts paid in advance as aforesaid, or on such part thereof as exceeds the amount called on account of the shares, in relation to which the payment was made in advance, or come to any other arrangement with him which is such as to compensate him for the advance payment.

8.9 A shareholder shall not be entitled to his rights as shareholder, including dividend, unless he has paid all the amounts detailed in the calls made on him, together with interest, linkage and expenses, if any, unless otherwise prescribed by the board of directors.

8.10 The board of directors may sell, re-allot or otherwise transfer any share forfeited in such manner as it resolves, including without consideration, provided that the Company is paid the full nominal value in respect of such share.

8.11 The board of directors may, at any time prior to selling or otherwise transferring the forfeited share, cancel the forfeiture on such conditions as it resolves.

8.12 A shareholder whose shares have been forfeited shall, notwithstanding the forfeiture, be liable to pay the Company all the calls not paid in relation to such shares prior to the forfeiture, together with interest, linkage and expenses up to the date of the payment as though the shares had not been forfeited, and to comply with all the other claims and demands enforceable by the Company in relation to the shares up to the date of the forfeiture, without a deduction or discount for the value of the shares on the date of the forfeiture. His obligation shall only come to an end after the Company has received the full payment specified at the time of the shares' issue.

8.13 The board of directors may collect the calls not paid in respect of the shares forfeited or some of them, as it deems fit, but shall not be obliged to do so.

8.14 Share forfeitures shall result, at the time of the forfeiture, in the cancellation of any right in the Company and any claim or demand vis-a-vis it in relation to the share, save for those rights and obligations which are excluded from this rule pursuant to these articles or which the law grants or imposes on the former shareholder.

9. The Company's Register of Shareholders and the Issue of Share Certificates

9.1 The Company shall, through its secretary, keep a register of shareholders and register of material shareholders.

9.2 The board of directors may close the register of shareholders for an overall period of up to 30 days in any year.

9.3 A shareholder is entitled, at his request, to receive from the Company, without payment, within two months of the allotment or registration of the transfer (unless the issue conditions specify another period of time) one certificate or a number of certificates, in accordance with the Company's resolution, in respect of all the shares of a particular class registered in his name, which shall specify the number of shares and any other detail which in the board of directors' opinion is important. In the case of a jointly held share, the Company shall not be liable to issue more than one certificate to all the joint shareholders, and the delivery of such a certificate to one of the joint shareholders shall be deemed delivery to all of them.

9.4 Every certificate shall bear the Company's seal or stamp or its printed name and shall be signed by one director and the Company's secretary, or by two directors or by any other person appointed by the board of directors for such object.

9.5 If a share certificate is destroyed, spoiled, lost or damaged, the board of directors may order the cancellation thereof and the issue of a new certificate in place thereof, provided that the share certificate is delivered to the Company and destroyed by it, or that it is proved to the satisfaction of the board of directors that the certificate has been lost or destroyed and that the Company has received security to the satisfaction of the board of directors against any possible damage. A reasonable sum as may be determined by the board of directors from time to time shall be paid in respect of every certificate issued pursuant to this article.

9.6 Where two or more persons are registered as joint holders of a share, each of them may confirm the receipt of a dividend or other payments in connection with such share and his confirmation shall bind all the joint shareholders.

9.7 The Company shall not recognize any person as holding a share on trust, and shall not be bound or compelled to recognize any equitable, contingent, future or partial interest in any share, or any other interest in connection with a share, save for the absolute right of the registered holder in respect of any share, except in reliance upon a judicial decision or pursuant to the requirements of any law.

10. **Transfer of the Company's Shares**

10.1 The Company's shares may be transferred. A share transfer shall not be registered unless a share transfer deed (hereinafter referred to as "share transfer deed") is submitted to the Company. The share transfer deed shall be drawn up in the following manner or in a manner as similar thereto as possible or in another manner approved by the board of directors.

==

Transfer deed

I ___________________, ID/Company No. __________, of ___________________ (hereinafter referred to as "the transferor") transfer to ___________________, ID/Company No. __________, of ___________________ (hereinafter referred to as "the transferee"), in consideration for NIS __________, __________ ordinary shares of NIS __________ n.v. each, which are marked with the numbers __________ to __________ inclusive, of ___________________ Ltd. (hereinafter referred to as "the Company"), to be held by the transferee, administrators of his estate, guardians and successors and assigns on the same terms and conditions pursuant to which I held these shares at the time of signing this instrument, and I the transferee agree to accept the aforementioned shares on the terms and conditions mentioned above and subject to the Company's articles, as shall be from time to time.

As witness our hands on ___________________.

The Transferor -
Name:
Signature:

The Transferee -
Name:
Signature:

Witness to Transferor's Signature -
Name: , Adv.
License No.
Signature:

Witness to Transferee's Signature-
Name: , Adv.
License No.
Signature:

==

10.2 A transfer of shares which are not fully paid, or of shares on which the Company has a lien, shall not be valid, unless approved by the board of directors which may, in its absolute discretion and without giving any grounds therefor, refuse to register such a transfer.

The board of directors may refuse a transfer of shares as aforesaid and may make such a transfer conditional upon the transferee undertaking, to the extent and in the manner prescribed by the board of directors, to perform the transferor's obligations in respect of the shares or the obligations in respect of which the Company has a lien on the shares.

10.3 The transfer of part of a share shall not be valid.

10.4 The transferor shall continue to be considered the holder of the shares being transferred until the transferee's name is entered in the Company's register of shareholders.

10.5 The share transfer deed shall be submitted to the office for registration together with the certificates in which the shares to be transferred are registered (if issued) and any other proof which the Company requires regarding the transferor's proprietary right in the shares or his right to transfer them. The share transfer deeds shall be kept by the Company. The Company shall not be bound to keep share transfer deeds and share certificates which have been cancelled.

10.6 A joint shareholder wishing to transfer his right in a share, who is not in possession of the share certificate, shall not be liable to attach the share certificate to the share transfer deeds, provided that the share transfer deeds state that the transferor is not in possession of the share certificate relating to the share his right in which is being transferred and that the share being transferred is jointly held, together with details of the other joint shareholders.

10.7 The Company may demand the payment of a fee for registering the transfer in such amount as prescribed by the board of directors from time to time.

10.8 Upon the death of a shareholder of the Company, the Company shall recognise his guardians, administrators of the estate or executors of the will, or in the absence of any of the aforegoing the shareholder's legal heirs, as the only persons having a right to his shares, after entitlement thereto is proved as prescribed by the board of directors.

10.9 Where the deceased shareholder held shares jointly with others, the Company shall recognise the surviving joint shareholders as holders of the said shares, unless all the joint shareholders have notified the Company in writing prior to the death of one of them of their wish that the provisions of this article shall not apply; however, such shall not exempt the estate of a joint shareholder from any obligation by which the joint shareholders would have been bound were it not for his death.

10.10 A person acquiring a right to shares in consequence of his being a guardian, administrator of the estate, executor of the will, heir, receiver, liquidator or trustee on bankruptcy of a shareholder or pursuant to the provisions of any other law may, on furnishing proof of his right, as required by the board of directors, be registered as the holder of the shares or transfer them to another person, subject to the provisions of the articles in relation to transfer.

10.11 A person acquiring a right to a share as a result of their transmission shall be entitled to dividend and the other rights in respect of the share and may accept and give receipts for dividend or other payments payable in connection with the share, but shall not be entitled to receive notices of the Company's general meetings and to participate thereinin or vote thereat in connection with such share or exercise any right vested by the share, save for the aforegoing, until after he has been entered in the register of shareholders.

11. **Lien**

11.1 The Company shall have a first and paramount lien on all the shares not paid in full which are registered in the name of any shareholder, and over the proceeds from the sale thereof, in relation to monies (whether presently payable or not) called or payable at a fixed time in respect of such shares.

The Company shall also have a first and paramount lien over all the shares (other than fully paid shares) registered in the name of any shareholder to secure monies due from him or from his property, whether such debts are due from him alone or together with others.

The said lien shall also apply to dividends declared from time to time on such shares.

11.2 In order to realize the lien, the board of directors may sell the shares to which the lien applies, or any of them, in such manner as it deems fit. No sale as aforesaid shall be effected until after the date specified for payment and after written notice has been given to the shareholder of the Company's intention to sell the shares, and the amounts are not paid within 14 days of such notice.

11.3 The net proceeds from any such sale, after payment of the sale expenses, shall be applied towards the discharge of the debts or obligations of such shareholder and the balance (if any) shall be paid to him.

11.4 If shares are sold in order to realize a lien through prima facie use of the powers given above, the board of directors may enter these shares in the register of shareholders in the purchaser's name, and the purchaser shall not be liable to check the legality of the acts or the application of the purchase money. After the said shares are registered in the purchaser's name in the register of shareholders, no person shall be entitled to appeal the validity of the sale.

12. Alterations to the Share Capital

The general meeting may at any time resolve by an ordinary majority to do any of the following acts.

12.1 Increasing the authorised share capital

To increase the Company's authorised share capital, whether or not all the shares registered at such time have been issued. The increased capital shall be divided into shares with ordinary, preferred, deferred or other special rights (subject to the special rights attached to an existing class of shares) or shall be subject to such conditions and restrictions in relation to dividend, return of capital, voting or other conditions as directed by the general meeting in its resolution to increase the authorised capital.

12.2 Classes of shares

To divide the share capital into different classes of shares and to determine and alter the rights attached to each class of shares, on the following conditions -

(a) so long as the shares' issue conditions do not otherwise provide, the rights attached to any class of shares may be altered after an ordinary majority resolution is passed by general meetings of the holders of each class of shares separately or after obtaining the written consent of the holders of all the classes of shares;

(b) the rights vested in the holders of shares of a particular class shall not be deemed to have been altered by the creation or issue of other shares with identical rights or alteration of the rights attached to existing shares, unless the issue conditions of such shares otherwise provide.

12.3 Consolidation of the share capital

To consolidate and divide any or all of its share capital into shares of a nominal value greater than that specified in the articles. In the event that there are shareholders who are left with fractions of shares as a result of the consolidation, the board of directors may, if it receives the approval of the general meeting in the resolution on the consolidation of the capital as aforesaid:

(a) sell all the fractions and for such object appoint a trustee in whose name the share certificates containing the fractions shall be issued, who shall sell them, and the consideration received less commissions and expenses shall be distributed amongst the entitlees. The board of directors may resolve that shareholders entitled to a consideration that is less than the amount prescribed by it shall not receive any consideration from a sale of the fractions as aforesaid, and their share of the consideration shall be distributed amongst the shareholders entitled to a consideration exceeding the amount prescribed, pro rata to the consideration to which they are entitled;

(b) to allot to all the shareholders left with fractions of shares as a result of the consolidation and division fully paid shares of the class of shares which existed prior to the consolidation in such number the consolidation of which with the fraction would suffice for one whole consolidated share, and an allotment as aforesaid shall be deemed valid just before the consolidation;

(c) determine that shareholders shall not be entitled to receive a consolidated share in respect of a fraction of a consolidated share deriving from the consolidation of half or less of the number of shares the consolidation of which creates one consolidated share, and shall be entitled to receive a consolidated share in respect of a fraction of a consolidated share deriving from the consolidation of more than half the number of shares the consolidation of which created one consolidated share.

In the event that an act pursuant to sub-paragraphs (b) or (c) above obliges the issue of additional shares, the payment thereof shall be effected in the manner in which bonus shares may be paid. Consolidation and division as aforesaid shall not be deemed alteration of the rights attached to the shares the subject of the consolidation and division.

12.4 Cancellation of unallotted share capital

To cancel authorised share capital which has not yet been allotted, provided that the Company has not undertaken to allot such shares.

12.5 Sub-division of the share capital

To sub-divide the Company's share capital or any part thereof into shares of a nominal value smaller than that specified in the articles by a sub-division of all or any of the Company's shares at such time.

CHAPTER THREE - GENERAL MEETINGS

13. **The General Meeting's Powers**

13.1 Matters within the general meeting's authority

The Company's resolutions on the following matters shall be passed by the general meeting:

(a) alterations to the articles.

(b) the appointment or renewal of the appointment of the auditor, the termination of his office or the non-renewal thereof and the determination of his remuneration in accordance with the provisions of articles 14.1 (b) and 28 below;

(c) the appointment of directors, including external directors, and the termination of their offices in accordance with article 22.3 below;

(d) the approval of acts and transactions requiring the general meeting's approval in accordance with the provisions of sections 255 and 268 to 275 of the Companies Law;

(e) alterations to the Company's share capital, in accordance with the provisions of article 12 above;

(f) a merger as provided in section 320(a) of the Companies Law;

(g) any resolution which pursuant to the law or in accordance with these articles requires to be adopted by resolution of a general meeting;

13.2 The general meeting's authority to transfer powers between the organs

The general meeting may, by a special majority, assume powers given to another organ, and it may transfer powers given to the general manager to the authority of the board of directors.

The assumption and/or transfer of powers as aforesaid shall be for a particular matter or for a particular period of time, all as provided in the meeting's resolution.

14. Annual and Special General Meetings and Class Meetings

14.1 Annual meetings

The annual general meeting shall be held every year by no later than the end of 15 months from the last annual general meeting, at such time and place as may be determined by the Board. These general meetings shall be called "annual meetings".

(a) The annual meeting shall be convened in order to pass resolutions on the following matters:

(1) the appointment of directors and the termination of their office in accordance with article 22 below;

(2) the appointment of the auditor or the renewal of his office and the board of directors' authorisation to determine of his remuneration, subject to the provisions of article 28.3 below.

(b) The annual meeting shall be convened in order to:

(1) discuss the financial statements and the board of directors' report submitted by the Company pursuant to the Securities Regulations as at 31st December of the calendar year preceding the year in which the general meeting is being held;

(2) receive the board of directors' report on the auditor's remuneration, as provided in article 28.3 below.

(c) In addition, the annual meeting shall include a discussion and/or resolution on any other matter placed on the agenda.

14.2 Special meetings

General meetings of the Company which are not convened pursuant to article 14.1 above shall be called "special meetings".

A special meeting shall only discuss and resolve on all the matters not discussed at the annual meeting which are detailed on the agenda of the special meeting.

14.3 Class meetings

The provisions of these articles relating to general meetings shall apply, mutatis mutandis, to class meetings of the Company.

15. **Convening of General Meetings**

15.1 Convening the annual meeting

The board of directors shall convene annual meetings in accordance with the provisions of article 14.1 above.

15.2 Convening a special meeting

The board of directors shall convene a special meeting pursuant to its resolution; however, it shall be obliged to convene such a meeting if requisitioned by one of the following:

(a) two directors or one quarter of the directors holding office, whichever is the lower;

(b) one or more shareholders holding at least 5% of the voting rights in the Company.

If the board of directors does not convene a general meeting as aforesaid, the person requisitioning the meeting, and where shareholders are involved – such part of them as holds at least one half their voting rights in the Company, may convene the meeting themselves, provided that it shall not be held more than three months after the date the requisition was made, and the meeting shall be convened, insofar as possible, in the same manner as meetings are convened by the board of directors.

Where a general meeting is convened as aforesaid, the Company shall cover the reasonable expenses incurred by the person requisitioning it.

15.3 The time for calling a special meeting pursuant to a requisition

Where the board of directors is requisitioned to call a special meeting, as provided in paragraph 15.2 above, it shall do so within 21 days of the requisition being submitted, for a date that shall not be later than 35 days from the date on which the notice of the special meeting is published.

15.4 Notice of a general meeting

15.4.1 Unless a shorter period is permitted by law, notice of a general meeting shall be sent to each registered shareholders and entitled to attend and vote at such meeting notice as aforesaid, at least 21 days prior to the meeting.

15.4.2 The notice of the general meeting shall specify the type of meeting, the place and time at which the meeting shall be convened, its agenda, a summary of the proposed resolutions, the majority required to pass the resolutions and the date determining the shareholders' entitlement to participate in and vote at the general meeting according to paragraph 17.1 below.

16. The General Meeting's Agenda

16.1 The general meeting's agenda shall be prescribed by the board of directors and shall also include matters in respect of which a special meeting is required as provided in article 14.2 above, and matters obliged in accordance with the provisions of article 16.2 below.

16.2One or more shareholders holding at least 1% of the Company's share capital may ask the board of directors to include a matter on the agenda of a general meeting to be held in the future. The board of directors shall include such a matter on the agenda provided that in its discretion such matter is suitable for discussion at a general meeting of the Company.

16.3 A request as aforesaid in Article 16.2 above shall be lodged with the Company at least seven days prior to the giving of notice of the convening of the general meeting, and there shall be attached thereto a draft of the resolution proposed by the shareholder.

16.3 The general meeting may only pass resolutions on the matters on its agenda.

16.4 So long as not otherwise obliged by the law, the general meeting may pass or defeat a proposed resolution that was on the general meeting's agenda the text or a summary description of the main points of which was published by the Company, including with slight changes; however, it may not pass a resolution materially different from the proposed resolution.

17. The Discussion at General Meetings

17.1 Entitlement to participate in a vote

Subject to the provisions of section 182(c) of the Companies Law, the shareholders who are entitled to participate in and vote at a general meeting shall be the shareholders on the date prescribed in the resolution to call the general meeting, provided that such date is not more than forty (40) days nor less than four (4) days prior to the date of the general meeting (or any longer or shorter period permitted by law, including regulations promulgated pursuant to the Companies Law).

17.2 Quorum

No discussion may be commenced at a general meeting unless a quorum is present at the time of a discussion. Two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum.

A shareholder or his proxy, who is also acting as the proxy of other shareholders, shall be considered two or more shareholders, in accordance with the number of shareholders represented by him.

17.3 The general meeting's adjournment in the absence of a quorum

If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the board of directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

17.4 The general meeting's chairman

The board of directors' chairman (if appointed) shall chair the general meeting. In the absence of a chairman, or if he does not appear at the meeting within 15 minutes of the time fixed therefor, those shareholders present at the meeting shall elect one of the Company's directors as chairman, or if no director is present, they shall elect one of the shareholders present to chair the meeting.

The meeting's chairman shall not have an additional or casting vote (without derogating, however, from the rights of such meeting's chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

17.5 Adjourned meeting

With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves (hereinafter in this article referred to as "adjourned meeting"). If a meeting is adjourned for 21 days or more, notice of the adjourned meeting shall be given in the same way in which notice is given of a first meeting. Save for the aforegoing, a shareholder shall not be entitled to receive notice of an adjournment or of the matters to be discussed at an adjourned meeting. The adjourned meeting shall not discuss any matters save for those which could have been discussed at the meeting at which the adjournment was resolved upon. The provisions of articles 17.1 and 17.2 hereof shall apply to an adjourned meeting as mentioned in this article.

18. **Voting by Shareholders**

18.1 Passing a resolution

A resolution put to the vote at any general meeting shall be passed if it acquires an ordinary majority or any other majority especially prescribed for it pursuant to the law or these articles.

If the votes are tied, the resolution shall be deemed to have been defeated.

18.2 Examining the majority

18.2.1 The majority shall be examined through a poll, each shareholder being entitled at the time of voting to one vote in respect of each share held by him which has been fully paid or the calls in respect of which have been fully paid.

18.2.2 The chairman's declaration that a resolution at the general meeting has been passed or defeated, unanimously or by a particular majority, shall constitute prima facie evidence of that stated therein.

18.3 Right to participate and vote

A shareholder shall not be entitled to participate in and vote at any general meeting or to be counted amongst those present so long as he owes the Company any payment called in respect of the shares held by him, unless the shares' issue conditions otherwise provide.

18.4 Confirmation of title

A shareholder in whose favor a share is registered with a stock exchange member and such share is included amongst the shares entered in the register of shareholders in the name of a registration company may not participate in and vote at a general meeting unless he has given the Company confirmation of title as prescribed by the board of directors at least two business days prior to the date of the general meeting.

18.5 Personal interest in resolutions

A shareholder wishing to vote on a resolution the majority required to pass which includes the votes of those who do not have a personal interest shall notify the Company before the vote on the said resolution commences, or if voting through a proxy or voting instrument within the framework thereof, whether he does or does not have a personal interest in the resolution.

A shareholder who has not given any notice as aforesaid shall be deemed to have notified the Company that he does not have a personal interest in the resolution.

18.6 Disqualification of voting instruments

Subject to the provisions of the law, the Company's secretary may, in his discretion, disqualify voting instruments or proxy appointment instruments in the following cases:

(a) there is a reasonable apprehension that they are forged or were given by virtue of shares in respect of which other proxy appointment instruments or voting instruments were given;

(b) in respect of voting instruments -

(1) if more than one choice for a particular resolution is marked therein;

(2) if in respect of resolutions the majority required to pass which includes the votes of persons who do not have a personal interest in the approval, it is not marked whether or not there is a personal interest as aforesaid.

18.7 Voting by a legally incapacitated person

A legally incapacitated person may only vote by a trustee, natural guardian or other legal guardian. These persons may vote in person or by proxy.

18.8 Voting by joint shareholders

Where two or more shareholders are joint holders of a share, one of them shall vote, himself, by proxy or through a voting instrument. If more than one joint shareholder wishes to participate in the vote, only the first joint shareholder may vote. For such object, the first joint shareholder shall be the person whose name is entered first in the register of shareholders.

18.9 Minutes of the general meeting

The general meeting's chairman shall procure that minutes are properly kept of every general meeting which shall include:

(a) the name of the shareholder or proxy and the number of shares held by him;

(b) the main points of the discussion, all the resolutions passed or defeated at the general meeting and if passed - by what majority.

18.10 A defect in convening or conducting the general meeting, including a defect deriving from the non-fulfillment of any provision or condition laid down in the Law or the Company's articles, including with regard to the manner of convening or conducting the general meeting, shall not disqualify any resolution passed at the general meeting and shall not affect the discussions which took place thereat.

19. The Appointment of a Proxy

19.1 Voting through a proxy

A shareholder who is entered in the register of shareholders may appoint a proxy to participate and vote in his stead, at a particular general meeting or at general meetings of the Company in general, personally or through a voting instrument, provided that the proxy appointment instrument is given to the Company at least two business days prior to the date of the general meeting. In the event that the proxy appointment instrument is not for a particular general meeting, a proxy appointment instrument deposited prior to one general meeting shall also be valid for subsequent general meetings. Notwithstanding the aforesaid, the chairman of the meeting may, at his discretion, accept such proxy appointment after such time if he so deems fit at his discretion. If the proxy appointment is not received as aforesaid in this article, it shall not be valid at such meeting

The aforegoing shall also apply to a shareholder which is a corporation, appointing a person to participate and vote in its stead at the general meeting.

A proxy need not be a shareholder of the Company.

19.2 The proxy appointment instrument's form of wording

The proxy appointment instrument shall be signed by the shareholder or by the person authorised therefor in writing, and if the appointor is a corporation, it shall be signed in the manner binding the corporation. The Company may demand that it be given written confirmation to its satisfaction of the authority of those signing to bind the corporation. The proxy appointment instrument shall be drawn up in the form of wording set forth below. The Company's secretary may, in his discretion, accept a proxy appointment instrument in a different form of wording, provided that the changes are not material. The Company shall only accept an original proxy appointment instrument or a copy thereof, provided that it is certified by an attorney with an Israeli license or a notary.

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Proxy Appointment Instrument

Date: __________

To
[The Company's Name]
[The Company's Address]

Dear Sirs,

<u>Annual/Special General Meeting of ______________________________ ("the Company" to be held on ________ ("the Meeting")</u>

I the undersigned, __________________, Identity/Registration No. __________, of ___________________, the registered owner of __________ (*) shares ordinary of NIS ___ n.v. each, hereby empower __________, Identity No. (**) __________ and/or __________, Identity No. __________ and/or __________, Identity No. __________ to participate and vote in my name and stead at the above meeting of the Company and at any adjourned meeting thereof/at any general meeting of the Company, until I notify you otherwise.

____
Signature

(*) A registered shareholder may grant a number of proxy appointment instruments, each in relation to another quantity of the Company's shares held by him, provided that he does not grant proxy appointment instruments for a quantity of shares larger than the quantity held by him.

(**) Where the proxy does not have an Israeli identity document, the passport number and the country which issued the passport may be stated.

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19.3 Voting pursuant to a proxy appointment instrument shall be legal even if prior thereto the appointor dies or becomes legally incapacitated or bankrupt, or in the case of a corporation - is liquidated or cancels the proxy appointment instrument or transfers the shares in relation to which it is given, unless written notice is received at the Company's office prior to the meeting that such an event has occurred. Notwithstanding the aforesaid the chairman of the meeting may, at his discretion, accept such a notice also during the meeting if he shall so deem fit at his discretion.

19.4 The proxy appointment shall state the class and number of shares in respect of which it is given. If the proxy appointment does not state the number of shares in respect of which it is given or states a number of shares which exceeds the number registered in the name of the shareholder, the proxy instrument shall be deemed to have been given in respect of all the shares of the shareholder according to the registration in the Company's register.

19.5 If the proxy appointment is given in respect of a number of shares which is less than the number of shares registered in the name of the shareholder, the shareholder shall be deemed not to have participated in the voting in respect of the excess shares and the proxy appointment shall be valid in respect of the number of shares stated therein.

20. Voting Instrument

20.1 A shareholder may vote at the general meeting through a voting instrument on the matters specified below, unless the Company is legally entitled to a full or partial exemption from the sending of voting instruments in general or in particular circumstances. This paragraph shall only enter into force on the entry of sections 87-89 of the Companies Law into force.

(a) the appointment and dismissal of directors;

(b) approving acts with interested parties;

(c) approving acts and transactions requiring the general meeting's approval in accordance with the provisions of sections 255 and 268-275 of the Companies Law;

(d) a merger pursuant to section 320 of the Law;

(e) any matter which the articles provide may be voted upon through a voting instrument;

(f) any additional matter specified in the law.

20.2 The voting instrument's form of wording

The voting instrument shall be in the following form of wording, so long as the law does not prescribe another binding form of wording, in which case this form of wording shall apply mutatis mutandis. The Company's secretary or anyone authorised by the Company's board of directors to call the meeting may adapt the form of wording of the voting instrument in accordance with the resolutions on the agenda.

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Voting Instrument

Date: __________

To
[Companys Name]
[Company's Address]

Dear Sirs,

Annual/Special General Meeting of the Company to be Held on ____________ ("the Meeting")

I the undersigned, __________________, Identity/Registration No. __________, of ____________________, registered holder/holder of a suitable proxy appointment instrument which is annexed hereto (*) of __________ (**) shares ordinary of NIS _____n.v. each hereby give notice that my vote at the meeting of the Company and at any adjourned meeting of that meeting thereof is as follows:

No. of Resolution on the Agenda	Subject of the Resolution	The Vote (***)			Shareholder's Personal Interest in the Resolution (****)	
		For	Abstain	Against	Yes	No

(*) If the shares are held through a registration company, confirmation of title must be annexed.

(**) If the shareholder wishes to vote differently for any part of his shares, a separate voting instrument must be submitted for every quantity of shares in respect of which he votes differently.

(***) X must be marked in accordance with the relevant choice. If more than one choice is selected for a particular resolution, the vote on such resolution shall be disqualified.

(****) In resolutions the majority required to pass which includes the votes of persons who do not have a personal interest in the approval, X must be marked in the appropriate place - whether there is or is not a personal interest as aforesaid. If X is not marked - the vote on such resolution shall be disqualified.

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20.3 Sending a voting instrument

The voting instrument shall be sent by the Company to the shareholders entered in the Company's register of shareholders and entitled to vote at the general meeting, together with the notice of the general meeting.

If notice of the general meeting is published in a newspaper or in any other manner that is not personal notice to the shareholders through the mail, the voting instrument shall be sent immediately upon the notice's publication.

The voting instrument shall be sent by the Company at its expense.

20.4 The manner of using a voting instrument

A voting instrument reaching the Company's registered office at least two business days prior to the date of the general meeting and not disqualified by the Company's secretary shall be considered participation and voting by the shareholder who sent it for all intents and purposes, including for the purpose of the quorum.

A voting instrument received by the Company as provided in this article in respect of a particular matter not voted upon at the general meeting shall be considered abstention for the purpose of the resolution on the meeting's adjournment and shall be reckoned at the adjourned meeting in accordance with the way of voting appearing therein.

20.5 Notice of position

The board of directors and anyone on whose due requisition a special meeting is convened may send the shareholders a notice of position in order to persuade the shareholders to vote in a certain way on the matters to be voted upon in the voting instrument. The notice of position shall be sent at the Company's expense together with the voting instrument.

If a general meeting is called on one of the matters enumerated in article 20.1 above, a shareholder may approach the Company with a request that it send a notice of position on his behalf to the Company's other shareholders. Unless otherwise provided in the law, a notice of position as aforesaid shall be sent at the expense of the shareholder and shall only be sent if delivered to the Company's registered office at least 10 days prior to the general meeting.

CHAPTER FOUR - THE BOARD OF DIRECTORS

21. **The Board of Directors' Powers**

21.1 The board of directors' powers are as specified in the law and the provisions of these articles.

21.2 The Company's signatory rights and power of attorney on its behalf

21.2.1 The board of directors shall determine the signatory rights in the Company for various matters. The signature of any person appointed from time to time by the board of directors, in general or for a special matter, himself or together with others, together with the Company's seal or stamp or its printed name, shall bind the Company, on such conditions as prescribed by the board of directors.

21.2.2 The board of directors may determine separate signatory rights in respect of different matters of the Company and in respect of the amounts in respect of which such persons are authorised to sign.

21.2.3 The board of directors may from time to time empower any person to be the Company's attorney for such objects, with such powers, on such conditions and for such period as it deems fit, and it may give any attorney as aforesaid the power to delegate all or any of the powers, authorities and discretion given to him.

21.3 The Company's registered office

The board of directors shall determine what is the Company's registered office.

22. **The Appointment of Directors and Termination of Their Office**

22.1 The number of directors

The number of directors in the Company shall be not less than three (3) nor more than nine (9) including the external directors, unless the general meeting otherwise resolves.

22.2 The director's identity

22.2.1 A member of the board of directors may hold another office in the Company.

22.2.2 A corporation may hold office as a director in the Company, subject to the provisions of article 22.6 below.

22.3 The appointment and tenure of directors

(a) The directors shall be elected at each annual meeting and shall hold office until the end of the next annual meeting and so long as an annual meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these articles.

The elected directors shall enter into their positions from the end of the meeting at which they are elected, unless a later date is specified in the resolution appointing them.

(b) At every annual meeting the directors appointed at the previous annual meeting shall be deemed to have resigned from their office. A resigning director may be re-elected. Notwithstanding the aforegoing, if no directors are appointed at an annual meeting, the current directors shall continue to hold office.

(c) A special meeting of the Company (including the special meeting adopting these articles) may appoint directors for the Company instead of directors whose office has been terminated and wherever the number of members of the board of directors falls below the minimum specified in the articles or by the general meeting.

(d) The provisions of paragraphs 22.3(a) to (c) above shall not apply to the appointment and tenure of external directors, in respect of whom the provisions of the Companies Law shall apply.

(e) No person other than a person who officiated as a director up to the annual meeting, shall be appointed as a director at the annual meeting, unless recommended for appointment by the board, or unless a shareholder of the company who wishes to propose a candidate shall have lodged at the office of the Company, not later than within seven days after the notice of the meeting has been given, a document in writing signed by the shareholder notifying his intention to propose such candidate for appointment as a director, to which document there shall be attached the consent of the candidate to officiate as a director and his/her resume.

22.4 The appointment of directors by the board of directors

The directors have the right at any time, in a resolution approved by at least a majority of the Company's directors, to appoint any person as a director, subject to the maximum number of directors specified herein, to fill a place which has randomly been vacated or as an addition to the board of directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected.

22.5 Alternates

A director may from time to time appoint an alternate for himself (hereinafter referred to as "alternate"), dismiss such alternate and appoint another alternate instead of any alternate whose office has been vacated for any reason, for a particular meeting or on a regular basis, provided however that such alternate is approved in a resolution approved by at least a majority of the Company's directors. A person who is not qualified to be appointed as a director and a person holding office as a director or alternate shall not hold office as an alternate.

22.6 Attorney of a corporation holding office as director

A director which is a corporation shall appoint an individual who is qualified to be appointed as a director in the Company to hold office on its behalf on a permanent basis, or for a particular meeting, or for a particular period, and the said corporation may dismiss the individual and appoint another in his stead.

22.7 Empowered director

Each director and each alternate director may appoint a representative to participate and vote on his behalf in any Board or Board's committee meeting. Such appointment can be either general or for particular meeting or for several meetings. In case the director or the alternate attended such meeting, the empowered representative can not vote in place of his appointer. Such appointment shall be valid in accordance with its terms or until terminated by the appointer.

22.8 The manner of appointing or dismissing an alternate or attorney of a corporation holding office as a director

The appointment or dismissal of attorneys of corporations holding office as directors or of alternates shall be effected by written notice to the Company's secretary signed by the appointors or dismissers and shall enter into force on the date specified in the notice of appointment or dismissal, or on the date of its delivery to the Company's secretary, whichever is the later.

22.9 Various provisions in respect of alternates and attorneys of corporations holding office as directors

The following provisions shall apply in respect of the attorneys of directors, where the directors are corporations, and in respect of alternates:

(a) any person, whether or not he is a director, may serve as the attorney of a corporation holding office as a director, and one person may serve as the attorney of several corporations holding office as directors;

(b) the attorney of a corporation holding office as director shall have - in addition to his own vote if he himself is a director - a number of votes equal to the number of corporations holding office as directors for whom he is attorney;

(c) an alternate and the attorney of a director which is a corporation shall have all the powers vested in the director for whom he is serving as alternate or attorney. Notwithstanding the aforesaid, an alternate or attorney shall not have the power to vote at such meetings at which the director himself is present;

(d) the office of an alternate or attorney of a director which is a corporation shall automatically be vacated if the office of the director for whom or which he is acting as alternate or attorney is vacated.

22.10 Termination of the office of a director

22.9.1 The office of a director shall terminate in any one of the following cases:

(a) if he resigns from his office by a letter signed by him which is submitted to the Company;

(b) if he is declared bankrupt or settles with his creditors within the framework of bankruptcy proceedings;

(c) if he is declared legally incapacitated;

(d) on his death, and in the case of a corporation - if a resolution is passed to wind it up voluntarily or if a liquidation order is given in respect of thereof;

(e) if he is dismissed from his office following a resolution passed by the Company's general meeting, before the end of his term of office;

(f) if he is convicted of an offence as mentioned in section 232 of the Companies Law;

(g) if his office is terminated by the board of directors, in accordance with the provisions of section 231 of the Companies Law.

22.11 The implications of the termination of a director's office on the board of directors' operation

Where the place of a director is vacated, the remaining directors may continue to act so long as the number of directors remaining does not fall below the minimum number of directors specified in the articles or by the general meeting.

Where the number of directors falls below the minimum number, the remaining directors may only act in order to call a general meeting of the Company.

22.12 The board of directors' members' remuneration

The members of the board of directors who do not hold other offices in the Company and who are not external directors shall not receive remuneration from the Company's monies, unless the general meeting otherwise resolves and in such amount as the general meeting prescribes, subject to the provisions of the law.

The directors' remuneration may be prescribed as an overall payment or as payment in respect of participation at meetings or any combination thereof.

The Company may, in a board of directors' resolution, reimburse expenses incurred by a director for the purpose of performing his position.

23. **The Directors' Acts**

23.1 The board of directors' meetings

(a) The board of directors' chairman may convene the board of directors at any time.

(b) The board of directors' chairman shall convene the board of directors pursuant to the Company's requirements and at least once a year, in a manner enabling the Company to comply with the provisions of the law.

(c) The board of directors' chairman shall convene the board of directors and hold a board of directors' meeting on a specified matter on the demand of at least two directors or one director alone if the Company has less than five directors.

(d) The board of directors' chairman shall act without delay to call a meeting of the board of directors within 14 days of being notified by a director of the Company that he has learned of a matter of the Company in which a breach of the Law or impairment to proper business procedure has prima facie been discovered or of the date on which the Company's auditor reports to him that he has learned of material deficiencies in the audit of the Company's accounts.

(e) If a notice or report of the general manager obliges action by the board of directors, the board of directors' chairman shall, without delay and within 14 days of the notice or report, call a meeting of the board of directors.

23.2 Calling a board of directors' meeting

23.2.1 Notice of a board of directors' meeting may be given orally or in writing, provided that the notice is given at least three business days prior to the date fixed for the meeting, unless all the members of the board of directors or their alternates or attorneys agree to a shorter time.

Notice as aforesaid shall be sent in writing or by facsimile or e-mail or by other media, to the postal address, facsimile number, e-mail address or other address given for the sending of notices by other media, as the case may be, given by the director to the Company's secretary upon his appointment, or in written notice to the secretary thereafter.

Notice given or sent as aforesaid shall be deemed to have been given to a director personally on the date of being given or sent as aforesaid.

23.2.2 Where an alternate or attorney has been appointed, notice shall be sent to the alternate or the attorney, unless the director has given notice that he wishes the notice to be sent to him as well.

23.2.3 The notice calling the meeting shall include the place and date of the board of directors' meeting, arrangements with regard to the manner of conducting the meeting (where media are being used) and details of the matters on the agenda, and any other material which the board of directors' chairman wishes to attach to the notice of the meeting.

23.2.4 Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice of such failure or defect is waived prior to action being taken at such meeting, by all directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no director present at the commencement of a meeting of the board of directors shall be entitled to seek the abolishment of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

23.3 The agenda for the board of directors' meetings

The agenda for the board of directors' meetings shall be prescribed by the board of directors' chairman and shall include the following matters:

(a) matters prescribed by the board of directors' chairman;

(b) matters in respect of a meeting has been fixed, as provided in paragraphs 23.1(c) to (e) above;

(c) any matter which a director or the general manager requests the board of directors' chairman, a reasonable time (having regard to the nature of the matter) prior to the board of directors' meeting, to include on the agenda.

23.4 Quorum

The quorum for meetings shall be a majority of the members of the board of directors who are not legally prevented from participating at the meeting, or any other quorum prescribed by a majority of the members of the board of directors from time to time.

23.5 Holding a meeting by media

The board of directors may hold the board of directors' meeting through the use of any media, provided that all the directors participating may hear each other simultaneously.

A resolution as aforesaid may be passed by the approval given by media of some of the directors, to the extent that the directors who do not approve the resolution were not entitled to participate at the discussion and vote on the resolution pursuant to the law and provided that they confirm by media that they are aware of the intention to pass a resolution as aforesaid.

23.6 Voting by the board of directors

Issues arising at board of directors' meetings shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote, subject to the provisions of article 22.9(b) above with regard to alternates and attorneys of directors which are corporations.

23.7 Passing resolutions without convening

The board of directors may pass resolutions without actually convening, provided that all the directors entitled to participate in a discussion and vote on a matter brought for resolution have agreed thereto.

In case such resolutions were passed, as aforesaid, the chairman of the board shall write the resolutions protocol and indicate specifically that it was agreed upon by all directors in writing, orally or by other means of media.

23.8 Resolution approved by media

A resolution approved by media by the directors shall be treated as a resolution duly passed at a meeting of the board of directors, and the provisions of paragraph 23.6 above shall apply thereto.

A resolution as aforesaid may be passed by the approval given by media of some of the directors, to the extent that the directors who do not approve the resolution were not entitled to participate in the discussion and vote on such resolution pursuant to the law and provided that they confirm by media that they are aware of the intention to pass the said resolution.

23.9 Validity of the directors' acts

All acts done in good faith at the directors' meeting or by a board of directors' committee or by any person acting as a director shall be valid even if it later transpires that there was some defect in the appointment of such director or person or that they or one of them were actually disqualified as though every such person had been duly appointed and was qualified to be a director.

23.10 Minutes of board of directors' meetings

The board of directors' chairman shall procure that minutes are properly kept of the board of directors' meetings, which shall include:

(a) the names of those participating and present at each meeting;

(b) all the resolutions and main points of the discussion at the said meetings.

All such minutes which are signed by the board of directors' chairman at such meeting or by the board of directors' chairman at the subsequent meeting shall be accepted as prima facie proof of the matters recorded therein.

24. **Board of Directors' Committees**

24.1 Subject to the provisions of section 112 of the Companies Law, the directors may delegate their powers, or any of them, to committees as they deem fit and they may from time to time widen, narrow or cancel the delegation of such a power; however, the narrowing or cancellation of a power as aforesaid is not such as to prejudice the validity of a committee resolution pursuant whereto the Company acted vis-a-vis another person, who was not aware of the said change. Every such committee must, at the time of exercising a power as aforesaid, comply with all the directions given to it from time to time by the directors.

24.2 A board of directors' committee shall include at least two directors, one of whom shall be an external director, save for the audit committee, which shall include at least three directors and all the Company's external directors shall be members thereof.

24.3 The meetings and discussions of the board of directors' committees shall be governed by the provisions regarding the meetings of the directors, mutatis mutandis. so long as other provisions are not prescribed by the directors in such regard, and provided that the quorum for meetings of such committees shall be at least two members.

24.4 A resolution passed or an act done by a board of directors' committee shall be treated as a resolution passed or act done by the board of directors, unless expressly otherwise prescribed by the board of directors for a particular matter or in respect of a particular committee.

25. <u>The Board of Directors' Chairman</u>

25.1 <u>Appointment</u>

(a) The board of directors shall elect one of its members to serve as its chairman and shall specify, in the appointment resolution, the term for which he shall hold office.

(b) If not otherwise provided in the resolution appointing him, the board of directors' chairman shall be elected each calendar year at the first board of directors' meeting held after the annual meeting at which the Company's directors are appointed.

(c) So long as the board of directors' chairman holds office as a director of the Company, he shall continue to serve in such capacity until someone else is appointed in his stead.

(d) If the board of directors' chairman ceases to hold office as a director of the Company, the board of directors shall elect a new chairman at the first board of directors' meeting held thereafter, who shall serve in such capacity for the term specified in the appointment resolution, and if no term is specified - until the appointment of a chairman as provided in paragraph 25.1(b) above.

(e) If the board of directors' chairman is absent from a meeting, the board of directors shall elect one of its members to conduct the meeting and to sign the discussion minutes; however, the person elected shall not have an additional or casting vote in the board of directors' votes.

25.2 Powers

(a) The board of directors' chairman shall conduct the board of directors' meetings and shall sign the discussion minutes.

(b) If the votes on a board of directors' resolution are tied, the board of directors' chairman shall not have an additional vote.

(c) The board of directors' chairman may, at any time, on his own initiative or pursuant to a resolution of the board of directors, demand reports from the general manager on matters relating to the Company's business.

25.3 Provisos to the acts of the board of directors' chairman

(a) The board of directors' chairman shall not serve as the Company's general manager, unless appointed in accordance with the provisions of article 26.2 below.

(b) The board of directors' chairman shall not be a member of the audit committee.

CHAPTER FIVE - OFFICERS OF THE COMPANY, WHO ARE NOT DIRECTORS, AUDITOR

26. <u>The General Manager</u>

26.1 The appointment and dismissal of the general manager

(a) The board of directors shall appoint a general manager for a fixed term or for an unlimited term.

The board of directors may appoint more than one general manager.

(b) Determining the general manager's remuneration and employment terms shall be subject to the approval of the board of directors, in such manner as it deems fit. Where the general manager's remuneration is considered an "exceptional transaction", and in case of an exemption, insurance, indemnity undertaking or indemnity pursuant to permission is given to the general manager, the board of director' resolution as aforesaid requires the prior approval of the audit committee.

(c) The board of directors may from time to time remove or dismiss the general manager from his office and appoint another or others in his stead.

26.2 The board of directors' chairman as general manager

(a) The Company's general meeting may authorise the board of directors' chairman to fill the position of general manager or to exercise his powers, provided that in counting the votes of the majority at the general meeting at least two thirds of the votes of shareholders who are not the Company's controlling shareholders or persons on their behalf, present at the vote, shall be included. In counting the votes of the shareholders, the votes of those abstaining shall not be taken into account.

(b) The validity of such a resolution is limited to a period not exceeding three years from the date the resolution is passed by the general meeting. If no period is specified for authority as aforesaid, the authority shall be for a period of three years.

Before the end of the said three year period and even after it has come to an end, the general meeting may pass another resolution, and so on and so forth.

(c) The said resolution may relate to the authorization of the board of directors' chairman in general or it may relate to the authorization of a particular board of directors' chairman.

26.3 The general manager's powers and his subordinacy to the board of directors

(a) The general manager is responsible for the routine management of the Company's affairs within the framework of the policy prescribed by the board of directors and subject to its guidelines.

The general manager shall have all the management and execution powers not vested by the law or the articles in another organ of the Company, and he shall be under the supervision of the board of directors and subject to its guidelines.

The general manager shall appoint and dismiss the Company's officers, save for the directors and general manager, and shall determine the terms of their employment, unless otherwise prescribed by the board of directors.

(b) The board of directors may instruct the general manager how to act in a particular matter; if the general manager does not obey the instruction, the board of directors may exercise the power required to implement the instruction in his stead.

(c) If the general manager is unable to exercise his powers, the board of directors may exercise them in his stead or authorise someone else to exercise them.

(d) Subject to the provisions of the Companies Law, the board of directors may delegate to the general manager powers which the board of directors has pursuant to the Company's articles, as it deems fit, and it may delegate these powers, or any of them, for such period and objects, on such conditions and with such restrictions as it deems fit. The board of directors may alter or cancel any delegation of powers as aforesaid.

26.4 The general manager's reporting duties

The general manager must notify the board of directors' chairman of any exceptional matter which is material to the Company or of any material deviation of the Company from the policy prescribed by the board of directors. If the Company does not have a board of directors' chairman, for any reason, the general manager shall notify all the board of directors' members as aforesaid.

The general manager shall submit reports to the board of directors on the matters, at the times and on the scale prescribed by the board of directors.

The general manager shall report to the board of directors' chairman, on his demand, on matters relating to the Company's business and the proper management thereof as mentioned in article 22.1 above.

26.5 Delegation of the general manager's powers

The general manager may, with the board of directors' approval, delegate any of his powers to another, who is subordinate to him; however, the delegation of powers as aforesaid does not exempt the general manager from liability for the aforegoing.

27. Secretary, Internal Auditor and Other Officials in the Company

27.1 Secretary

27.1.1 The board of directors may appoint a secretary for the Company, on such terms as it deems fit, and may appoint a deputy secretary and determine their duties and powers.

27.1.2 If a secretary is not appointed for the Company, the general manager, or someone authorised by him for such purpose and in the absence of a general manager someone authorised for such purpose by the board of directors, shall perform the duties prescribed for the secretary pursuant to the law, these articles and the board of directors' resolution.

27.1.3 The Company's secretary shall be liable for all the documents kept at the Company's registered office, as provided in section 124 of the Companies Law, and shall keep the registers kept by the Company pursuant to the law.

27.2 Internal auditor

27.2.1 The Company's organizational superior over the internal auditor is the board of directors' chairman.

27.2.2 The internal auditor shall submit a proposal for an annual or periodic work plan to the board of directors, which shall be approved by the board of directors, with such changes as it deems fit.

27.3 Other officials in the Company

The board of directors may resolve that in addition to the general manager and the secretary, other officials shall be appointed by it, in general or in a particular case. In such case, the board of directors shall appoint the official, define his position and powers and determine his remuneration and employment terms.

28. **Auditor**

28.1 The annual general meeting shall appoint an auditor for the period up to the end of the following general meeting. The general meeting may appoint an auditor for a period that shall not extend beyond the end of the third general meeting after the general meeting at which he was appointed. Where the auditor is appointed for such a period, the annual meeting shall not discuss the appointment of an auditor during the said period, unless a resolution is passed to terminate his office.

28.2 The general meeting may at any time terminate the office of the auditor or decline to renew it.

28.3 The board of directors shall determine the remuneration of the Company's auditor and shall report thereon to the Company's annual meeting.

28.4 The board of directors meeting shall determine the auditor's remuneration for services other than the audit and shall report thereon to the Company's annual meeting.

CHAPTER SIX - SAFEGUARDING THE COMPANY'S CAPITAL AND THE DISTRIBUTION THEREOF

29. Permitted Distribution

29.1 Definitions

In this chapter the following expressions shall bear the meanings attributed to them in sections 1 and 302 of the Companies Law: "distribution", "purchase", "profits", "profit criterion", "adjusted financial statements", "surpluses".

29.2 Distribution from profits alone

The Company shall not effect any distribution except from its profits, provided that there is no reasonable apprehension that the distribution will deprive the Company of the ability to perform its existing and expected obligations, when the time comes to perform them. Notwithstanding the aforegoing, the Company may effect a distribution that is inconsistent with the profit criterion if it receives the court's approval therefor.

29.3 Allotment for a consideration lower than the nominal value

Where the Company resolves to allot shares which have a nominal value for a consideration lower than their nominal value, including bonus shares, it must convert into share capital part of its profits, from premium on shares or from any other source included in its equity, which are mentioned in its last financial statements, in an amount equal to the difference between the nominal value and the consideration.

Notwithstanding the aforegoing, the Company may, with the court's approval, allot shares for a consideration lower than their nominal value.

30. Dividend and Bonus Shares

30.1 Right to dividend or bonus shares

30.1.1 The Company's shareholders have a right to receive dividend or bonus shares, if the Company resolves thereon as provided in paragraph 30.2 below, in accordance with the rights attached to any class of shares in such regard.

30.1.2 Dividend or bonus shares shall be distributed amongst anyone entered in the Company's register of shareholders on the date of the resolution on the distribution or at a later date, if another date is prescribed therefor in such resolution (hereinafter referred to as "the determining date").

30.1.3 If the Company's capital contains shares of different nominal values, dividend or bonus shares shall be distribution pro rata to the nominal value of each share.

30.1.4 Subject to the special rights granted to special shares pursuant to their issue conditions, the Company's profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount paid or credited as paid on account of the nominal value of the shares held by the shareholder.

30.1.5 If not otherwise provided in the shares' issue conditions or in the general meeting's resolution, all the dividends and bonus shares on shares which are not fully paid within any period in respect of the dividends or bonus shares are payable shall be paid pro rata to the amounts paid or credited as paid on the nominal value of the shares during any part of the said period (pro rata temporis).

0.2 The Company's resolution to distribute dividend or bonus shares

30.2.1 The Company's resolution to distribute dividend, interim dividend on account of future dividend, as it deems fit in accordance with the state of the Company's profits or bonus shares and the terms and conditions thereof shall be passed by the Company's board of directors.

30.2.2 Funds

The board of directors may, in its discretion, make provisions to special funds of any amount from the Company's profits, or from a revaluation of its assets, or its proportional part in the revaluation of the assets of its affiliates, and determine the purpose of these funds.

30.3 Payment of the dividend

30.3.1 Manner of payment

If not otherwise provided in the resolution on the dividend's distribution, it shall be possible to pay any dividend less the tax required pursuant to the law by a cheque to the payee alone, which shall be sent by registered mail in accordance with the registered address of the shareholder entitled thereto, or by a bank transfer. Any such cheque shall be made out to the order of the person to whom it is being sent.

In the case of registered joint shareholders, the cheque shall be sent to the shareholder whose name is entered first in the register of shareholders in relation to the joint shareholding.

The dispatch of the cheque to a person who on the prescribed date is entered in the register of shareholders as the holder of a share, or in the case of joint shareholders - one of the joint shareholders, shall serve as a release in relation to all the payments made in connection with such share.

The Company may resolve that it shall not send a cheque under a certain amount, and the dividend amounts that should have been payable as aforesaid shall be treated as unclaimed dividend.

30.3.2 Unclaimed dividend

The board of directors may invest any dividend not claimed within a year of being declared or otherwise use it in favour of the Company until it is claimed. The Company shall not be liable to pay interest or linkage for unclaimed dividend.

30.3.3 Dividend in specie

Where the Company declares a dividend, it may resolve that such dividend shall be paid, in whole or in part, by the distribution of particular assets, including paid shares or debentures of any other company or by a combination of such assets.

30.4 The capitalisation of profits and the distribution of bonus shares

30.4.1 Subject to the provisions of paragraph 30 above, the Company's undistributed profits, or premium on shares, or funds created from a revaluation of the Company's assets, or funds created on an equity basis from the profits of affiliated companies, or from a revaluation of the assets of affiliated companies and capital redemption funds - may be capitalised and distributed amongst the entitled shareholders, pursuant to paragraph 31.1 above, to be held by them as capital, and all or any of the money from this capitalisation shall be used in the name of such shareholders for the full payment, at the nominal value or with such premium as the resolution prescribes, of shares distributed in accordance therewith, and such distribution or payment shall be accepted by such shareholders as full consideration for their benefit in the aforementioned capitalised amount, as prescribed by the board of directors.

The provisions of this chapter shall also apply to a distribution of debentures.

30.4.2 Where the Company resolves to distribute bonus shares, it may resolve to transfer to a special fund designated for a distribution of bonus shares in the future such amount the capitalisation of which would be sufficient to allot to anyone who at such time has a right to purchase shares of the Company (including a right which is only exercisable at a later date) bonus shares of such nominal value as would have been due to him had he exercised the right to purchase the shares prior to the determining date at the price of the right in force at such time. If after the determining date the holder of the said right exercises his right to purchase the shares or part thereof, the board of directors shall allot him fully paid bonus shares at such nominal value and of such class as would have been due to him had he exercised the right to purchase the shares which he actually purchased prior to the determining date, by appropriate capitalisation that shall be effected by the board of directors from the said special fund. With regard to determining the nominal value of the bonus shares that are distributed, any amount transferred to the special fund created in respect of a distribution of previous bonus shares shall be treated as though already capitalised and as if shares entitling the holders of the right to purchase shares of the Company to bonus shares had already been allotted therefrom.

30.4.3 In a distribution of bonus shares, all the Company's shareholders shall receive shares of a uniform class or of the class which vested him with the rights to receive the bonus shares, as prescribed by the board of directors.

30.4.4 In order to implement any resolution pursuant to the provisions of paragraph 30.4, the board of directors may settle any difficulty arising in relation to a distribution of bonus shares as it deems fit, and in particular may issue certificates for fractions of shares and sell the fractions in order to pay the proceeds thereof to entitlees and may determine the value for the purpose of distribution of certain assets and resolve that payments in cash shall be made to the shareholders in reliance upon the value so prescribed, or that fractions whose value is less than NIS 1 shall not be taken into account for the purpose of adjusting the rights of all the parties. The board of directors may pay cash or grant these particular assets to trustees on trust in favour of the persons entitled to dividend or capitalised fund, as it deems beneficial.

31. **Purchase of the Company's Shares**

31.1 The Company may purchase or finance the purchase, directly or indirectly, of shares of the Company or of securities convertible into shares or exercisable into shares of the Company, including undertakings to do any of the aforegoing, subject to compliance with the condition of permitted distribution, as provided in paragraph 29 above.

31.2 If the Company purchases any of its shares, the share shall become a dormant share and shall not vest any rights, so long as it is held by the Company.

31.3 If a share of the Company is purchased by a subsidiary or by a corporation under the Company's control, the share shall not vest voting rights, so long as it is held by the said subsidiary or corporation.

CHAPTER SEVEN - INSURANCE, INDEMNITY AND EXEMPTION OF OFFICERS

32. **Insurance of Officers**

32.1 The Company shall not insure the liability of an officer therein, save in accordance with the following provisions of this article.

32.2 The Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

(a) a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

(b) a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

(c) a monetary obligation imposed on him in favor of another person.

32.3 The Company shall not enter into a contract to insure the liability of an officer therein for any of the following:

(a) a breach of the fiduciary duty vis-a-vis the Company, unless the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

(b) an intentional or reckless breach of the duty of care;

(c) an act done with the intention of unduly deriving a personal profit;

(d) a fine imposed on him.

33. **Indemnity of Officers**

33.1 The Company shall not indemnify an officer therein save in accordance with the following provisions of this article.

33.2 Advance indemnity

The Company may give an advance undertaking to indemnify an officer therein provided that the undertaking is limited to types of events which in the board of directors' opinion are foreseeable at the time of giving the indemnity undertaking, save for the events mentioned in article 32.3 above, and in such amount as the board of directors prescribes is reasonable in the circumstances of the case.

33.3 Retroactive indemnity

The Company may indemnify an officer therein, save for the events mentioned in article 32.3 above.

33.4 The Company may indemnify an officer therein for an obligation or expense imposed on him in consequence of an act done in his capacity as an officer therein, as specified below:

(a) a monetary obligation imposed on him in favour of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator's award;

(b) reasonable litigation costs, including advocates' professional fees, incurred by an officer or which he is order to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

34. **Exemption of Officers**

34.1 The Company shall not exempt an officer from his liability for a breach of the duty of care vis-a-vis it, save in accordance with the following provisions of this article.

34.2 The Company may exempt an officer therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis it.

Notwithstanding the aforegoing, the Company may not exempt an officer therein from his liability for any of the events specified in paragraph 32.3 above.

35. **Insurance, Exemption and Indemnity - General**

The above provisions with regard to insurance, exemption and indemnity are not and shall not be such as to howsoever limit the Company with regard to its entering into an insurance contract and/or with regard to indemnity and/or with regard to exemption:

35.1 in connection with someone who is not an officer in the Company, including employees, contractors or consultants of the Company, who are not officers therein;

35.2 in connection with officers in the Company - to the extent that the insurance and/or exemption and/or indemnity are not expressly prohibited by any law.

CHAPTER EIGHT - MERGER, WINDING UP AND SALE OF THE COMPANY'S ASSETS IN CONSIDERATION FOR SECURITIES

36. **Merger**

Notwithstanding the provisions of section **327(a)** of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be an ordinary majority of the votes of the shareholders entitled to vote and voting themselves.

38. **Winding Up**

38.1 If the Company is wound up, voluntarily or otherwise, the liquidator may, with the general meeting's approval, distribute parts of the Company's property in specie amongst the shareholders, and he may, with similar approval, deposit any part of the Company's property with trustees in favour of the shareholders as the liquidator, with the approval mentioned above, deems fit.

38.2 Subject to the special rights attached to shares, if shares are issued with special rights, the Company's shares shall rank equally inter se in relation to the amounts of capital paid or credited as paid on the nominal value of the shares, in connection with the return of the capital and participation in a distribution of the Company's surplus assets on winding up.

39. **The Sale of the Company's Assets in Consideration for Securities**

39.1 At the time of selling the Company's property, the board of directors, or the liquidators (in the case of winding up) may, if so permitted in a resolution passed by the Company's general meeting by an special majority, accept fully or partially paid shares, debentures or securities of another company, Israeli or foreign, incorporated or about to be incorporated for the purpose of purchasing the Company's property, or part thereof, and the directors (if the Company's profits so permit) or the liquidators (in the case of winding up) may distribute the shares or securities mentioned above or any other property of the Company amongst the shareholders, without realising them or depositing them with trustees for the shareholders.

39.2 The general meeting may, in a resolution passed by the Company's general meeting by an special majority, resolve on a valuation of the securities or property mentioned above at such price and in such manner as the general meeting resolves, and all the shareholders shall be liable to accept any valuation or distribution permitted as aforesaid and waive their rights in such regard, save, where the Company is about to be wound up or is in winding up proceedings, for those legal rights (if any) which pursuant to the provisions of the law may not be altered or qualified.

CHAPTER NINE - MISCELLANEOUS

40. <u>Notices</u>

40.1 Subject to the provisions of paragraphs 15.4 and 17.1 above, notice or any other document may be sent by the Company to all the shareholders appearing in the Company's register of shareholders personally or by registered mail to such shareholder's address as entered in the register of shareholders or at the address given by the shareholder to the Company in writing for the purpose of sending notices.

40.2 All the notices which must be given to the shareholders shall be given, in relation to shares which are jointly held, to the person whose name is entered first in the register of shareholders and any notice given in such manner shall be adequate notice to all the joint shareholders.

40.3 Subject to the provisions of paragraphs 15.4 and 17.1 above, every shareholder entered in the register of shareholders according to address, whether in Israel or abroad, shall be entitled to have sent to him, at such address, any notice which he is entitled to receive in accordance with the articles or the provisions of the law. Save for the aforegoing, no person who is not entered in the register of shareholders shall be entitled to receive any notice from the Company.

40.4 Any notice or other document delivered or sent to a shareholder in accordance with these articles shall be deemed to have been duly delivered and sent in respect of all the shares held by him (alone or together with others), even if such shareholder has passed away at such time, or become bankrupt, or an order has been given for its winding up, or a trustee or liquidator or receiver has been appointed for his shares (whether or not the Company was aware thereof), until another person is entered in the register of shareholders in his stead as the holder thereof, and the giving or dispatch of a notice or document as mentioned above shall be deemed adequate delivery or dispatch to any person who has a right in these shares.

40.5 Any notice or other document sent by the Company by mail in accordance with an address in Israel shall be deemed to have been delivered within 48 hours of the letter containing the notice or document being mailed, or within 96 hours where the address is abroad, and when coming to prove the delivery it shall be sufficient to prove that the letter containing the notice or document was properly addressed and mailed.

40.6 An accidental omission in giving notice of a general meeting to any shareholder or non-receipt of notice of a meeting or any other notice by a shareholder shall not cause the cancellation of a resolution passed at such meeting or cancellation of proceedings based on such notice.

40.7 Every shareholder and every board of directors' member may waive his right to receive notice or his right to receive notice within a particular time and may agree that a general meeting of the Company or a board of directors' meeting, as the case may be, be convened or take place despite the fact that he has not received notice thereof, or despite the fact that the notice was not received by him within the required time, subject to the provisions of any law prohibiting such waiver or consent.

****

OPTIBASE LTD.

7 Shenkar St. Hertzelia
972-9-970-9200

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on January 31, 2002

TO THE SHAREHOLDERS OF OPTIBASE LTD. :

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Optibase Ltd., a company formed under the laws of the State of Israel (the "Company"), will be held on January 31, 2002 at 10:00 a.m., Israel Time, at the offices of the Company, which are located at 7 Shenkar St., Herzliya, Israel, for the following purposes:

1. to amend the Company's Articles of Association ("Articles") and to replace Section 2 of the Company's Memorandum of Association ("Memorandum");

2. to elect External Directors to serve for a period of three years;

3. to approve the termination agreement between the Company and Mr. Ran Eisenberg (the "Termination Agreement"), the former Chairman of the Board and Chief Executive Officer of the Company;

4. to transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders who held shares at the close of business on the December 24, 2001 (the "Record Date") are entitled to notice of and to vote at the meeting and any adjournments thereof. The vote required to approve the resolutions to be presented is set forth on page 2 of the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

Tom Wyler,
Chairman of the Board of Directors

Herzliya, Israel
December 28, 2001

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

OPTIBASE LTD.

7 Shenkar St. Hertzelia
972-9-970-9200

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

To be held on January 31, 2002

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Optibase Ltd. (the "Company") for use at the Company's Special Meeting of shareholders (the "Special Meeting") to be held on January 31, 2002 at 10:00 a.m., Israel Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. The Special Meeting will be held at the offices of the Company, which are located at 7 Shenkar St., Herzliya, Israel. The telephone number at that address is 972-9-970-9200.

This Proxy Statement and the enclosed form of proxy were mailed on or about December 28, 2001 to all shareholders entitled to vote at the Special Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company's Ordinary Shares, NIS 0.13 nominal value per share (the "Ordinary Shares"), at the close of business on December 24, 2001 (the "Record Date") are entitled to notice of, and to vote at, the Special Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Special Meeting.

As of the Record Date, 12,346,207 Ordinary Shares were issued, outstanding and entitled to vote at the Special Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company, at the address set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company's Articles, the presence, of at least two members present in person or by proxy holding or representing at least one third of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Special Meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the board of directors in notice to the shareholders. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

The affirmative vote of the holders of 75% or more of the voting power represented at the Special Meeting in person or by proxy and voting thereon (the "Special Majority") is necessary in order to pass the resolution proposed in proposal one (1), relating to the amendment of the Company's Articles (the "resolution"), provided that one of the following conditions is met:

a) the Special Majority includes at least one third of the votes of shareholders who are present at the meeting and do not have a "personal interest"[1] in the resolution (in counting the votes of such shareholders, abstained votes will not be considered);

b) the total number of votes against the proposal submitted by the shareholders mentioned in clause a) above, does not exceed 1% of the entire voting power of the Company.

A shareholder participating in a Special Meeting shall advise the Company, prior to exercising his voting right at the Special Meeting with respect to proposal one (1), whether or not such shareholder has a "personal interest" in the subject matter of such proposal.

The affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon (the "Majority") is necessary in order to pass the resolution proposed in proposal two (2), relating to the election of the External Directors, provided that one of the following conditions is met:

a) the Majority includes at least one third of the votes of shareholders who are present at the voting and who are not acting on behalf of "controlling" shareholders (in counting the votes of such shareholders, abstained votes will not be considered);

b) the total number of votes against the proposal submitted by the shareholders mentioned in clause a) above, does not exceed 1% of the entire voting power

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1 The term "personal interest" is defined in the Companies Law as: "a personal interest of a person in an action or a transaction of a company, including a personal interest of his relative and other corporation in which he or his relative are interested parties, except for personal interest rising from the holding of shares of the company by itself. The term "interested party" is defined in the Companies Law as: "a substantive shareholder, one who has the power to elect one or more directors or the general manger and one who serves as a director or a general manager in the company". The term "substantive shareholder" is defined in the Companies Law as: "one who holds five percent or more of the issued capital of the company or the voting powers in the company".

of the Company.

The affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon is necessary in order to pass the resolution proposed in proposal three (3) relating to the termination and consulting agreements between Mr. Eisenberg and the Company.

Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Special Meeting. Solicitation of proxies may be made by Directors, officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

PROPOSAL ONE

AMENDMENT OF THE COMPANY'S ARTICLES AND REPLACEMENT OF SECTION 2 OF THE COMPANY'S MEMORANDUM OF ASSOCIATION

Background

The shareholders are being requested to approve certain amendments to the Company's Articles and accordingly, it is proposed to replace Section 2 of the Memorandum, which describes the objects of the Company. The proposed Articles are presented on the Company's web site, www.optibase.co.il.. The Board is recommending such amendments principally to conform the Articles with the provisions of the Israeli Companies Law, 5759-1999 (the "Companies Law"), which became effective on February 1, 2000.

A summary description of some of the proposed amendments to the Articles is set forth below. The description includes a brief comparison of certain provisions of the proposed Articles and the provisions of Articles of the Company which were approved in March 1999 (the "1999 Articles"). At the September 20, 2000, General Meeting of the Company's shareholders, the Board proposed to replace the 1999 Articles with articles which had been revised to reflect changes in the Companies Law, and at the time it appeared that such proposal was approved by the General Meeting. However, it was subsequently determined that a calculation error had occurred, and that the requisite vote for approval (75% of the voting shareholders) had not been obtained. The description provided below is not intended to be more than a summary of some provisions of the proposed Articles as compared to the provisions of the 1999 Articles; it does not purport to be complete, and is qualified in its entirety by reference to the full text of the proposed Articles which is presented on the Company's web site, www.optibase.co.il..

General Amendments and Changes in Terminology

The Companies Law uses certain terminology that is different from the terminology used by the previous statute, the Companies Ordinance 1983 (the "Ordinance"). Accordingly, the Company proposes to make changes to some of the terminology used in the 1999 Articles, including the following: (i) all references in the 1999 Articles to the term "Members" in the context of shareholders of the Company will be replaced in the proposed Articles with references to "Shareholders"; (ii) all references in the 1999 Articles to the Ordinance are replaced by references to the Companies Law; (iii) the Companies Law no longer requires a "Special Resolution" (75% of shares present and voting) in connection with certain corporate actions, such as an increase in the authorized share capital, a modification of share rights, a cancellation of share capital, or the conversion of share capital into stock; thus all references to "Special Resolutions" will be eliminated and replaced by references to resolutions adopted by "ordinary majority," namely, the approval by holders of only a majority of the shares voting and present at a meeting of shareholders; in the few instances where more than an "ordinary majority" is required, the proposed Articles use the defined term "special majority"; and (iv) to conform with the term used by the Companies Law, all references in the 1999 Articles to the term "Extraordinary General Meeting" will be replaced with references to "special meeting."

Amendments of the Articles

The Ordinance mandated that any amendment to a company's articles must be adopted by a Special Resolution. Under the Companies Law, a company may amend its articles by the affirmative vote of holders of a majority of the shares present and voting at the general meeting of shareholders or by a different threshold if so provided by the company's articles. Article 1.3 of the proposed Articles provides that the Company's Articles may be amended with the approval of holders of a majority of shares voting and present at a meeting of shareholders if the amendment is recommended by the Board, and in any other case, by a resolution approved by holders of more than 75% of the votes cast at the General Meeting.

Company's Purpose

Under the Companies Law a company may decide to grant reasonable donations for any proper charitable cause, even if the basis for any such donation is not dependent upon business considerations. The Company will act pursuant to business considerations to make profits; however, in light of this provision, the Company may contribute a reasonable amount for an appropriate cause, even if the contribution is not within the framework of the Company's business considerations.

Company's Objects

Under the Companies Law, a company's purpose may be to engage in any lawful business. In light of this provision the Company decided to amend its Articles by stating that the Company's object is to engage in any lawful business.

Repurchase of Shares

Prior to the adoption of the Companies Law, a company incorporated in Israel was generally prohibited from repurchasing its own shares. In contrast, the Companies Law permits companies under certain circumstances and subject to certain limitations to repurchase their own shares. Consistent with such change, the Company may at any time, and from time to time, subject to the Companies Law, purchase or finance the purchase of any shares or other securities issued by the Company in such manner and under such terms as the Board shall determine, whether from one or more shareholders. Such purchase shall not be deemed as payment of dividends, and no shareholder will have the right to require the Company to purchase its shares or offer to purchase shares from any other shareholders.

Record Date for Notices of General Meeting

Under the provisions of the 1999 Articles, the Board was permitted to fix a record date for the purpose of a shareholder vote between ten to twenty-four days before the date of the meeting. Under the Companies Law, for the purpose of a shareholder vote, the record date may be set at a date which is between four and forty days (for companies whose shares are traded outside of Israel) before the date of the meeting. Consistent with such change, Article 17.1 of the proposed Articles provides that the Board may fix a record date for a shareholder vote which shall not be more than forty nor less than four days before the date of such meeting (or any longer or shorter period permitted by law).

Notice of General Meetings; Omission to Give Notice

The Companies Law provides that a company whose shares are traded on an exchange must provide notice of a General Meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company's articles provide that a notice need not be sent. Under the 1999 Articles, notice of General Meetings was generally provided at least seven days in advance of the meeting, except for General Meetings where "Special Resolutions" were proposed, for which advance notice of twenty-one days was required. Consistent with the provisions of the Companies Law, Article 15.4.1 of the proposed Articles provides that notice of a General Meeting must be sent at least twenty-one days prior to the meeting .In addition, Article 18.10 of the proposed Articles provides that a defect in convening or conducting the General Meeting, including a defect deriving from the non-fulfillment of any provision or condition laid down in the Companies Law or the Company's Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions which took place at such meeting.

Adoption of Resolutions at General Meetings

The 1999 Articles provided that questions submitted for approval at a General Meeting shall be decided by a show of hands, but if a poll (or ballot vote) is requested by the chairman or by at least two members holding at least one-twentieth of the issued share capital of the Company, then the votes will be counted by a poll. Consistent with the provisions of the Companies Law applicable to public companies, Article 18.2.1 of the proposed Articles cancels the option of voting by show of hands and provides for a written ballot only. In addition, Article 18.2.2 provides, in accordance with the provisions of the Companies Law, that the declaration of the chairman of the meeting as to the results of a vote shall not be considered conclusive, but rather shall constitute prima facie evidence of the results of the vote.

Voting Power

The definition of "Shareholder" under the Companies Law includes, in addition to record shareholders, beneficial shareholders whose shares are held through an "exchange member" and held of record by a "nominee company" as such terms are defined under the Companies Law. Article 1.1 of the proposed Articles conforms to the new definition in the Companies Law by recognizing such beneficial shareholders.

Alternate Directors

Under the Companies Law, an existing member of the board (either as an alternate director or as a director) cannot be appointed as an alternate director. Accordingly, Article 22.5 of the proposed Articles provides that a person who is already holding office as a director shall not hold office as an alternative director. Furthermore, an alternate is required to be approved by at least a majority of the Company's directors.

Meetings of the Board

Consistent with the provision of the Companies Law, Article 23.2.4 of the proposed Articles provides that no director present at the commencement of a meeting of the Board shall be entitled to seek the revocation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

Chairman of the Board

The Companies Law provides that in connection with a meeting of the Board of Directors, the chairman of the board of directors of a company shall have a casting vote in the event of a tie, unless the company's Articles provides otherwise. Article 25.2 of the proposed Articles provides that the chairman of the Board shall not have an additional vote.

Powers of Chief Executive Officer

The Companies Law provides that transactions between a company and its "office holders" (*i.e.*, directors, general manager and officers reporting directly to the general manager), which are not "extraordinary transactions" (which are transactions not in the company's ordinary course of business, not at market terms or those that may materially affect the company's profitability, assets or liabilities), require the approval of the board of directors, unless another manner of approval is provided by the articles. Accordingly, to provide the Company's Chief Executive Officer flexibility in hiring officers, Article 26.3 of the proposed Articles authorizes the Company's general manager (Chief Executive Officer) to appoint the officers of the Company and to determine the terms of their employment long as the Board does not do so.

Distribution of Dividend

Under the Companies Law, dividends may be paid only out of accumulated earnings or net earnings for the two years preceding the distribution of the dividends, as calculated under the Companies Law. In any distribution of dividends, the board of directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent the company from meeting its existing and foreseeable obligations as they become due.

Generally, pursuant to the Companies Law, the decision to distribute dividends and the amount to be distributed is made by the board of directors. While the 1999 Articles provide that the Board has the authority to determine the amount and time for payment of interim dividends and shareholders have the authority to approve final dividends at the General Meeting, Article 30.2.1 of the proposed Articles provides that the Board will have sole authority to approve both interim and final dividends.

Exemption, Indemnity and Insurance

Article 109 of the 1999 Articles was replaced in its entirety by Articles 32-35 of the proposed Articles to adjust to the changes in the provisions governing limitations on directors' and officers' liability under the Companies Law.

Mergers

The Companies Law provides for mergers between Israeli companies if each party to the transaction obtains the approval of its board of directors and holder of a majority of its voting shares. However, with regard to companies that were incorporated prior to the effective date of the Companies Law, such as the Company, the Companies Law provides that unless and until their articles specifically provide otherwise, their articles will be deemed to include a provision requiring the affirmative vote of 75% of the present and voting shareholders, for approval of the merger. Hence, Article 36 of the proposed Articles provides that the majority required for approval of a merger by the general meeting is ordinary majority.

In addition, it is proposed to replace Section 2 of the Company's Memorandum, which describes the objects of the Company and contains a detailed list of such objects with the following general provision:

"2. Objects of the Company
The Company shall engage in any lawful business."

Proposal

Shareholders are being asked to amend the Articles and replace them with the set of Articles in the form presented on the Company's web site, www.optibase.co.il. and to replace section 2 of the Company's memorandum with respect to the objects of the Company.

It is proposed that the following resolution be adopted at the Special Meeting:

"RESOLVED, that the Company's Articles be amended and replaced with the Articles in the form presented on the Company's web site, www.optibase.co.il, and section 2 of the Company's Memorandum be replaced with the following general provision

"2. Objects of the Company
The Company shall engage in any legal business"."

Board Recommendation

The Board recommends a vote "FOR" adoption of this resolution.

PROPOSAL TWO
ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, two members of a board of directors of a public company must be "External Directors". Such directors are appointed by the shareholders at a General Meeting to serve for a term of three years. Mr. Eli Ayalon and Mr. Yair Seroussi who have served as External Directors in the Company, have recently resigned, and hence the need to elect new External Directors.

The shareholders are being asked to appoint Mr. Eddy Shalev and Mr. Haim Labensky as External Directors. The information below relating to the nominees for election as "External Directors" has been furnished to the Company by the respective individuals.

Nominees for Election as External Directors

Eddy Shalev

Mr. Shalev, 54, is the Managing General Partner of Genesis Partners, a leading Israeli Venture Capital Fund. Since 1992, Mr. Shalev has participated in many private equity investments in emerging growth and technology companies. Mr. Shalev was an investor in many recognized technology companies in Israel over the past 8 years, including, Paradigm Geophysical, Nicecom, Orbot Instruments, Scorpio, Fundtech, Orckit Communications, AudioCodes, and VCon. Mr. Shalev co-founded Mofet Israel Technology Fund in 1992. Mr. Shalev holds an M.Sc. degree in Information System since 1979, and a B.A. degree in Statistics since 1974, from Tel Aviv University.

Haim Labensky

Mr. Labensky, 54, worked between the years 1977-1999 in Bank Hapoalim Head Office in the following positions: Senior securities advisor, Manager of Foreign Securities Section, First Vice President - Deputy Manager of Securities Department. Mr. Labensky was in charge of foreign securities activities of Bank Hapoalim, which included: Advisory services, Trading, Research and I.P.O. coordination with major global Investment houses. Since 1999 Mr. Labensky is involved with private businesses.
Mr. Labensky holds a B. Sc. degree in Civil Engineering from Aston University U.K. since 1972, a Dp. B.A degree in Business Administration from Manchester Business School U.K since 1973 and an M. Sc. degree in Engineering Management from Leeds University U.K. since 1975.

Proposal

It is proposed that the following resolution be adopted at the Special Meeting:

"RESOLVED, that each of Mr. Eddy Shalev and Mr. Haim Labensky be appointed as an External Director of the Company."

Board Recommendation

The Board recommends that the shareholders vote "FOR" the adoption of this resolution.

PROPOSAL THREE

APPROVAL OF THE TERMINATION AGREEMENT BETWEEN MR. RAN EISENBERG AND THE COMPANY

Background

Under the Companies Law, the payment of compensation to a director of a company, whether in his or her capacity as director or otherwise, requires shareholders approval. Mr. Ran Eisenberg, who has served as the Chief Executive Officer and Chairman of the Board of the Company, tendered his resignation, from both offices, on August 30, 2001 (the "Resignation Date"). In his seven years as Chief Executive Officer, the Company has built a foundation on which the Company has established its strong position in the market of providers of products for the delivery of digital media.

The Company and Mr. Eisenberg agreed on the acceleration of all Mr. Eisenberg's unvested options of the Company (up to 178,182 options) (the "Options"). The exercise period for such options will be extended to two years and four months following the Resignation Date. It has been also agreed that Mr. Eisenberg would continue to be involved with the Company, by providing the Company with certain consulting services (the "Consulting Agreement").

and

According to the Consulting Agreement Mr. Eisenberg shall continue to provide advisory services to the Board on an as-needed basis (the "Services"). The Services will be provided for one (1) year period, unless terminated earlier by the Company for cause as defined in the Consulting Agreement, including inter alia, breach of any material terms, willful misconduct or commitment of a felony against the Company. In consideration of the Services, the Company shall pay Mr. Eisenberg an aggregate amount of 170,000 USD + VAT together with reimbursement of expenses.

The Termination Agreement and the Consulting Agreement is presented on the Company's web site, www.optibase.co.il.. Such agreements have already been approved by the Audit Committee of the Company and the Board.

Proposal

The shareholders are being asked to approve the termination and consulting agreements between Mr. Eisenberg and the Company, as presented on the Company's web site, www.optibase.co.il..

It is proposed that the following resolution be adopted at the Special Meeting:

"RESOLVED, to approve the termination agreement and the consulting agreement between the Company and Mr. Ran Eisenberg, as presented on the Company's web site, www.optibase.co.il."

Board Recommendation

The Board recommends that the shareholders vote "FOR" the adoption of this resolution.

OTHER BUSINESS

Other than as set forth above, the Board knows of no business to be transacted at the Special Meeting, but, if any other matters are properly presented at the Special Meeting, persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Tom Wyler
Chairman of the Board
Dated: December 28, 2001.

SPECIAL MEETING OF SHAREHOLDERS OF

OPTIBASE LTD.

January 31st, 2002

PROXY VOTING INSTRUCTIONS

TO VOTE BY MAIL

Please date, sign and mail your proxy card in the envelope provided as soon as possible[1].

TO VOTE BY TELEPHONE (TOUCH-TONE PHONE ONLY)

Please call toll-free 1-800-PROXIES and follow the instruction. Have your control number and the proxy card available when you call.

TO VOTE BY INTERNET

Please access the web page as www.voteproxy.com and follow the on-screen instructions.
Have your control number available when you access the web page.

YOUR CONTROL NUMBER IS 

	For	Against	Abstain	Shareholder's "personal interest" in the resolution	
				Yes	No
Proposal 1: The Company's Articles be amended and replaced with the Articles in the form presented on the Company's web site, www.optibase.co.il, and the Company's Memorandum be amended to replace the section with respect to the Company's objects.[2]					
Proposal 2: Each of Mr. Eddy Shalev and Mr. Haim Labensky be appointed as an External Director.					

[1] Please note that the proxy card must be deposited at the offices of the American Stock Transfer & Trust Company, at least 48 (forty-eight) hours before 10:00 A.M 31st of January, 2002.

[2] If you have personal interest in the resolution please mark X in the appropriate place, if you do not have personal interest in the resolution please mark X in the appropriate place. For the definition of "personal interest", please see the proxy statement. Please note that if you do I not notify the Company whether or not you have a personal interest in the resolution, or if you do not vote on this proposal, your vote in respect to this proposal will not count.

Proposal 3: to approve the termination agreement and the consulting agreement between the Company and Mr. Ran Eisenberg in the form presented on the Company's web site, "www.optibase.co.il."					

OPTIBASE LTD.

7 SHENKAR ST., HARZELIA, ISRAEL
SPECIAL MEETING OF SHAREHOLDERS – JANUARY 31, 2002
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF OPTIBASE LTD. (THE "COMPANY")

The undersigned hereby appoints Tom Wyler and/or Mr. Arthur Mayer Sommer, and their designee(s), with full power of substitution, to act as attorney and proxy of the undersigned, to vote all of the ordinary shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders (the "Meeting"), to be held at the offices of the Company at 7 Shenkar St., Israel on January 31, 2002 at 10:00 A.M, local time, and at any and all adjournments or postponements of the Meeting, with all of the powers which the undersigned would possess if personally present, upon and in respect of the following proposal and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

The signed proxy will be voted as directed, but if no instructions are specified, this signed proxy will be voted for the proposal (except with respect to Proposal 1 for which no vote will be cast). If any other business is presented at such meeting, this signed proxy will be voted by the person named in this proxy in his best judgment. At the present time, the board of directors knows of no other business to be presented at the meeting.

(Continued and to be signed on reverse side.)

KCSA
PUBLIC RELATIONS
WORLDWIDE

News

Public & Investor Relations Corporate & Marketing Communications

FOR: OPTIBASE, LTD.

OPTIBASE CONTACT: Yael Paz, Investor Relations Manager
011-972-9-9709-255

KCSA CONTACTS: Adam J. Rosen
(212) 896-1220
arosen@kcsa.com

Jeff Corbin
(212) 896-1214
jcorbin@kcsa.com

FOR IMMEDIATE RELEASE

Optibase, Ltd. Announces Fourth Quarter And Year-end 2001 Results

-----

Pro Forma Operating Loss for Q4 Reduced 55% as Compared to Q3

HERZLIYA, Israel, January 28, 2002 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced fourth quarter and year-end results for the period ending December 31, 2001.

Revenues for the fourth quarter ended December 31, 2001 were $7.3 million, compared with $7.1 million in the same quarter a year earlier and in the third quarter of 2001. Pro forma net loss for the fourth quarter, excluding the effects of acquisition-related costs and stock option charges was $1.2 million, or $0.10 per basic and fully diluted share, based on 11.93 million weighted average shares outstanding, compared with pro forma net income of $617,000 or $0.05 per fully diluted share, based on 11.43 million weighted average shares outstanding for the same quarter in 2000. Sequentially, pro forma net loss, excluding the effects of acquisition-related costs, stock option charges, restructuring costs and other than temporary impairment of financial instruments (the "Costs and Charges") decreased 37 percent from $(1.9) million, or $(0.16) per basic and fully diluted share. This decrease resulted from a slight increase in revenues but mainly from a significant decrease of approximately $1.3 million in operating expenses. These savings are a result of the company's restructuring plan and costs cuts and controls.

(more)

Acquisition-related costs consist of impairment of goodwill and other acquisition-related intangibles, and the ongoing amortization of goodwill and other acquisition-related intangibles and costs. Intangibles include, the value of the acquired companies' developed technology, trademarks and workforce-in-place. Earnings excluding acquisition-related costs differ from earnings presented according to generally accepted accounting principles because they exclude these costs.

Acquisition-related costs in the fourth quarter includes an offset of expenses of $1.1 million due to a settlement agreement, entered into with the former shareholders of Viewgraphics, following and as a result of the merger agreement, date December 1, 2000, pursuant to which the Company merged with Viewgraphics. Accordingly the Company received back some of its acquisition-related costs, less $604,000 of amortization of other acquisition–related intangibles and costs. Stock options charges were $530,000 this quarter.

Actual net loss for the fourth quarter, including the effects of acquisition-related costs and stock option charges was 1.2 million, or $0.10 per basic and fully diluted share, compared with a net loss of $14.7 million or $1.29 per basic and fully diluted share for the same quarter in 2000, and a net loss of $29.8 million or $2.45 in the previous quarter.

For the year ended December 31, 2001, revenues were $29.4 million, compared with $30.7 million for the 2000 year. Pro forma net loss, excluding the effects of the Costs and Charges was $6.9 million, or $0.58 per basic and fully diluted share, compared with pro forma net income of $6.5 million or $0.57 per fully diluted share, for the year ended December 31, 2000.

Acquisition-related costs for the year-end consisted of approximately $26.1 million of amortization and impairment of goodwill and other acquisition-related intangibles and costs, including adjustments made for the valuation of the investments in ViewGraphics and HiTV, stock option charges were approximately $2.2 million. Restructuring costs, totaled approximately $2.1 million and the other than temporary impairment of financial instruments was approximately $1.8 million.

Actual net loss for the year ended December 31, 2001, including the effects of the Costs and Charges was $39.1 million, or $3.24 per basic and fully diluted share, compared with a net loss of $9 million or $0.79 per basic and fully diluted share, for the year ended December 31, 2000.

As of December 31, 2001, the Company had cash, cash equivalents and other financial investments of $45.1 million and stockholders' equity of $60.3 million.

Zvi Halperin, President and Chief Financial Officer, said, "The year 2001 was a very challenging year for Optibase. Nevertheless, given the economic and political climate around the world, we are pleased with the results that Optibase achieved, especially in the fourth quarter.

"From a financial point of view, Optibase is in excellent shape. Optibase has $45 million in cash equivalents and investments. In the fourth quarter, we continued the trend we began in the third quarter of cutting our expenses, and compared to the third quarter, we have decreased our operating expenses by more than $1 million, just as we said we would. When comparing the fourth quarter with the second quarter, we have decreased our operating expenses by 28% (approximately $2 million). Through additional savings that took effect in January of 2002, we expect to see an additional expense reduction of at least $1 million during 2002.

"We are also pleased with our results in the fourth quarter from a revenue standpoint which demonstrate sequential growth from the third quarter."

He added, "We are optimistic that the year 2002 will be a better year for Optibase. As we announced today, we have hired Mr. Rene Montsma as Vice President of International Sales to lead our International sales effort. Mr. Adam Schadle, formerly regional Sales manager at Optibase Inc. has been promoted to Vice President of North and South America Sales. While in the latter part of 2001 much of management's efforts were in expense reductions, 2002 will focus on sales and company growth. With the new senior management in place, we will focus this year on increasing our sales.

"We are excited about the adoption of our Media Gateway line of products. The MGW 2000 now marks its first year of successful deployments. Strategic partners, including major telecommunications companies such as Chungwha Telecom, Deutsche Telekom and Italia Telecom, have tested the MGW 2000 over different networks, under diverse conditions and deployed the MGW 2000 in a variety of applications such as video services to the home. The results validate the MGW 2000 as a leading, high-performance, streaming platform. A new and enhanced version of the MGW 3100 is due to be released this quarter and is already on order for testing by several high profile customers around the world. We anticipate increased revenues from this product throughout the year. We also plan to start the Beta stage of our Carrier Class Media Gateway, the MGW 5100 in the second quarter."

He concluded, "Through stable sales of our PC-based products, increased revenues from the MGW 2000, as well as revenues generated from the new MGW 3100 and the MGW 5100 we anticipate sequential growth in revenues during the year. We shall, of course, continue to keep an eye on our expenses and believe that Optibase will achieve a net profit in the second half of 2002."

About Optibase

Optibase, Ltd. (NASDAQ: OBAS) provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: video-on-demand; real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in San Jose, California and offices in Scandinavia, Austria, France, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

Conference Call: Optibase has scheduled a conference call for 10:00 a.m. EDT, January 29, 2002 to discuss the fourth quarter and year-end results. Interested parties may access the conference call live over the Internet at www.kcsa.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC.

(Tables to Follow)

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the Fourth Quarter and Year Ended
December 31, 2001 and 2000
(Audited)
(Excluding the effects of Costs and Charges)

	Year ended		Three months ended	
	December 31 2001 $ Audited	December 31 2000 $ Audited	December 31 2001 $ Unaudited	December 31 2000 $ Unaudited
Revenues	29,432	30,699	7,272	7,111
Gross profit	15,634	17,599	3,895	4,125
Operating expenses:				
Research and development, net	11,149	5,647	2,180	2,008
Selling, general and administrative	14,033	10,592	2,938	2,821
Total operating expenses	25,182	16,239	5,118	4,829
Operating (loss) income	(9,548)	1,360	(1,223)	(704)
Other income (expenses)	4	9	-	(1)
Financial income , net	2,666	5,083	94	1,322
Net (loss) Income before tax	(6,878)	6,452	(1,129)	617
Provision for tax	67	-	67	-
Net (loss) Income	(6,945)	6,452	(1,196)	617
Net (loss) income per share:				
Cash (loss) Earnings per share-(basic) or fully diluted	$(0.58)	$0.57	$(0.10)	$0.05
Number of shares used in computing (loss) earnings per share-basic or fully diluted	12,059	11,324	11,928	11,430

Amount in thousands, except share data

The above pro forma amounts have been adjusted to exclude the following items:

In-process research and development write off		14,430		14,430
Amortization and Impairment of goodwill and other acquisition-related charges	26,088	630	(515)	630
Stock options charges	2,213	354	530	264
Restructuring cost	2,064		-	-
Other than temporary impairment of financial instruments	1,791	-	-	-
Net effect of pro forma adjustments	32,156	15,414	15	15,324

(Additional Tables to Follow)

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Fourth Quarter and Year Ended
December 31, 2001 and 2000
(Audited)

	Year ended		Three months ended	
	December 31 2001 $ Audited	December 31 2000 $ Audited	December 31 2001 $ Unaudited	December 31 2000 $ Unaudited
Revenues	29,432	30,699	7,272	7,111
Gross profit	14,416	17,599	3,597	4,125
Operating expenses:				
Research and development, net	15,562	6,247	2,962	2,608
Selling, general and administrative	15,770	10,976	2,992	3,115
In Process research and development write off		14,430		14,430
Impairment of acquired intangibles	20,933		(1,119)	
Restructuring cost	2,064	-	-	-
Total operating expenses	54,329	31,653	4,835	20,153
Operating (loss)	(39,913)	(14,054)	(1,238)	(16,028)
Other income (loss)	4	9	-	(1)
Financial income , net	875	5,083	94	1,322
Net (loss) before tax	(39,034)	(8,962)	(1,144)	(14,707)
Provision for tax	67	-	67	-
Net (loss)	(39,101)	(8,962)	(1,211)	(14,707)
Net (loss) per share:				
Basic and fully diluted	$(3.24)	$(0.79)	$(0.10)	$(1.29)
Number of shares used in computing (loss) per share	12,059	11,324	11,928	11,430

Amounts in thousands, except share data

Optibase Ltd.
Condensed Consolidated Balance Sheets
For the Year Ended
December 31. 2001 and 2000
(Audited)

	December 31 2001 $ Audited	December 31 2000 $ Audited
Assets		
Current Assets:		
Cash, cash equivalents and short term investments	42,989	59,446
Trade receivables net of bad debts	4,710	6,762
Inventories	5,568	4,408
Other receivables and prepaid expenses	1,414	3,135
Total current assets	54,681	73,751
Marketable securities	2,107	1,011
Other long term investments	2,913	2,743
	5,020	3,754
Fixed assets, net	3,044	3,326
Other assets, net	8,792	35,188
Total assets	71,537	116,019
Liabilities and shareholders' equity		
Current Liabilities:		
Current Debt	207	465
Trade payables	2,204	6,767
Accrued expenses and other liabilities	7,144	9,634
Total current liabilities	9,555	16,866
Accrued severance pay	1,590	1,467
Long-Term lease	133	271
Total shareholders' equity	60,259	97,415
Total liabilities and shareholders' equity	71,537	116,019

Amounts in thousands

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Monday January 28, 11:05 pm **Eastern Time**

Press Release

SOURCE: Optibase, Ltd.

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Optibase Announces Changes to Management Team

Zvi Halperin Named President and to Remain as CFO; Rene Montsma And Adam Schadle to Head Up Worldwide Sales

HERZLIYA, Israel, Jan. 28 /PRNewswire-FirstCall/ -- In an effort to streamline its operations and sales effort, Optibase, Ltd. (Nasdaq: OBAS - news), a leader in digital streaming solutions over broadband networks, today announced changes to its senior management team. Zvi Halperin, who had been acting CEO, has been named President of Optibase, Ltd. and will remain as Chief Financial Officer. In this role, Mr. Halperin will be responsible for all financial activities and communications with the investment community and industry.

Tom Wyler, the Chairman of the Board of Optibase, will assume operations of the Company until it selects a new Chief Executive Officer. The management change has taken place in order to allow Mr. Halperin to focus on the financial management of the Company as well as to work to enhance shareholder value by continuing to communicate with the investment community.

The Company also announced the appointment of Rene Montsma as Vice President of International Sales and the promotion of Adam Schadle to Vice President of North and South America Sales. Jay Plawner, formerly acting Vice President of International Sales and Vice President of Marketing, will retain his Vice President of Marketing title and focus on the Company's marketing and strategic management. These appointments are in support of the Company's strategy to ensure maximization of its presence in the marketplace by driving new business initiatives and ventures.

Commenting on the appointments, Tom Wyler said, ``Since my appointment as Chairman in September of 2001, I have spent time getting to know and working closely with the many employees of Optibase. During this time, Optibase, under the management of Zvi Halperin, has analyzed the Company's financials and strategic directions, and has taken significant steps to decrease expenses, to continue the strategic directions of the Company, as well as to operate the Company more efficiently. I am pleased to say that given Zvi's role as both CEO and CFO, the Company is now financially and technologically well positioned as it enters 2002.



``Considering the success that Zvi has achieved, we believe that the Company will best be served by Zvi focusing on his major role as Chief Financial Officer and interacting with investors in order to maintain and enhance shareholder value. Until such time as a new CEO is identified by the Board, I shall oversee the day-to-day operations in order to accomplish Optibase's main objectives of strengthening the Company's legacy products in both the broadband and enterprise markets and aggressively marketing the Media Gateway line of products which we believe establishes Optibase as a leading player in the digital video arena."

Regarding the sales appointments, Mr. Wyler said, ``We are excited to have Rene and Adam join Optibase's management team. Rene's extensive telecom knowledge, Adam's experience in high-end video and broadcast industries and both of their sales and management experience will contribute greatly to the Company. The appointments of Rene and Adam, together with the rest of our senior management team, gives us confidence that we are on track to increase our revenues and achieve profitability in 2002."

Mr. Rene Montsma recently served as Vice President and General Manager Europe at Commtouch Inc. Prior to joining Commtouch, he spent five years at British Telecom where he managed international sales, distribution, and business development. Mr. Montsma holds an MBA degree from INSEAD, Fontainebleau and a M.Sc. degree in Computer Sciences from Free University, Amsterdam.

Mr. Adam Schadle joined Optibase with the acquisition of Viewgraphics Inc. in December 2000. Serving as Vice President, Sales and Marketing at Viewgraphics, Mr. Schadle managed the growth of the Company's digital cable, broadcast and postproduction products. Prior to joining Viewgraphics, Mr. Schadle held management positions at Sony Electronics. Mr. Schadle has a B.A from San Jose University.

About Optibase

Optibase, Ltd. provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: video-on-demand; real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in San Jose, California and offices in Scandinavia, Austria, France, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit http://www.optibase.com/.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC.

You may register to receive Optibase's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the ``Digital Investor Kit(TM)" icon at http://www.kcsa.com/.

SOURCE: Optibase, Ltd.

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29 August. 2001

Termination Agreement
Between
Optibase Ltd.. Optibase Inc. and Optibase Europe Ltd. (collectively the "Company") And Mr. Ran Eisenberg

Since Mr. Ran Eisenberg was asked to resign from his positions as Chairman and CEO of Optibase Ltd.. the Board of Directors of Optibase Ltd. has resolved as follows:

1. Mr. Eisenberg will resign from his positions as the Chairman. Director and CEO of Optibase Ltd. and any other position in the Company by August 30. 2001 (the "Resignation Date"). All employee-employer relations between the Company and Mr. Eisenberg shall terminate at the end of the period which is the sum of 6 months (prior notice period) plus unused vacation time after the Resignation Date (the "Termination Date"). It is clarified that until the Termination Date Mr. Eisenberg's options to purchase Ordinary Shares of the Company shall continue to vest according to their original vesting schedule.
2. At the Termination Date (as defined below) the Company shall release to Mr. Eisenberg all amounts accrued in the Insurance Policy on account of both the Company's and Mr. Eisenberg's contributions in lieu and final substitution of any severance pay the Employee shall be or become entitled to under any applicable Israeli law.

   2.1 In consideration of his contribution to the Company Mr. Eisenberg shall receive a bonus of $100,000 to be approved by the Board of Directors and shall be paid at 3.9.01

3. Commencing at the Effective Date (as defined in the advisory agreement attached hereto as Exhibit A (the "Advisory Agreement")) Mr. Eisenberg will provide services as a special freelancer advisor to the Board of Directors of Optibase Ltd.. for a period of 12 months. For his services. Mr. Eisenberg will receive $ 170.000+ VAT (one hundred and seventy thousand US Dollars). 50% of which will be paid at 3.9.01 and the rest. will be paid in equal portions. over 12 months. commencing at Effective Date. As part of the Advisory Agreement Mr. Eisenberg shall undertake customary non-competition.

confidentiality, and assignment of intellectual property obligations towards the Company.

4. Mr. Eisenberg represents that as of the Resignation Date, Mr. Eisenberg owns such number of options to purchase Ordinary Shares of the Company and at such exercise prices as set in the table attached hereto as **Schedule A** (the "Options"). Subject to the resignation of Mr. Eisenberg at the Resignation Date, the Options shall become fully vested and the exercise period will be extended to 2 (two) years and four (4) months, commencing on the Resignation Date. Promptly after the resignation of Mr. Ran Eisenberg the Company shall review the accuracy of Schedule A, and shall verify its accuracy and Schedule A shall be amended according to such review.
5. Mr. Eisenberg, hereby waives, releases, promises never to assert against and forever discharges any claims, disputes, causes of action, costs, expenses, liabilities, obligations and actions in any jurisdiction or venue, including but not limited to courts, governmental agencies or alternative dispute resolution procedures, (together, the "**Claims**"), against the Company or any of the Company's officers, directors, employees, investors, shareholders, subsidiaries, predecessor and successor business entities, agents or attorneys arising under or otherwise relating to Mr. Eisenberg's employment with the Company up to date, excepting Claims arising under this Agreement. This Agreement is deemed to be a settlement and waiver agreement according to section 29 of the Severance Payment Law-1963. Mr. Eisenberg undertakes to sign an additional waiver in the wording of this section 5 upon termination of his employment at the Termination Date. This Section 5 shall be considered, *mutatis mutandis*, a waiver of the Company towards Mr. Eisenberg with regard to his employment with the Company except in relation to breaches of fiduciary duties, if any, or as otherwise not permitted under law.
6. This Agreement constitutes the entire agreement between the Company and Mr. Eisenberg concerning the termination of his employment by the Company. This agreement supersedes and annuls all prior agreements between the parties hereof with regard to such subject matter and could not be changed without a written consent of both the Company and Mr. Eisenberg.
7. The parties acknowledge that sections 3 and 4 of this Agreement are subject to the approval of the Audit Committee, the Board of Directors, and the General

Meeting of Optibase Ltd. Optibase Ltd. shall call for an Extraordinary shareholders Meeting to occur within three months from the Resignation Date.

8. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its term.
9. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The Company:

Ran Eisenberg

____________ ____________

OPTIBASE LTD.

AGREEMENT

WITH

Mr. Ran Eisenberg

AGREEMENT dated as of August 30, 2001 between **Mr. Ran Eisenberg** (the "**Consultant**"), and **OPTIBASE LTD.** (the "**Company**"), an Israeli company, having an address at Shenkar 7 Hertzelya.

WITNESSETH

WHEREAS the Company desires to retain Consultant to serve on its Advisor to the Board and Consultant desires to accept such retention by the Company on the terms and conditions set forth below.

NOW THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto do agree as follows:

1. **Retention of Consultant**

Subject to the terms and conditions set forth herein, the Company hereby retains Consultant to serve as an advisor to the Board and Consultant hereby accepts such retention.

2. **Term**

(a) Consultant's retention under this Agreement shall commence on April 28, 2002 (the "Effective Date") and shall end on the earlier of: (i) the termination for cause (as defined herein) of Consultant's retention by the Company; or (ii) one year from the date of this Agreement.

(b) For the purpose of this Section 2, "cause" shall exist if Consultant (i) breaches any of the material terms or conditions hereof including without limitation, any of the terms of Sections 7, 8, or 9; (ii) engages in willful misconduct or acts in bad faith; or (iii) commits a felony or perpetrates a common law fraud against the Company.

3. **Services**

(a) Consultant shall render consulting services to the Company, on an as needed basis, and on such matters within the experience and expertise of Consultant.

(b) Consultant shall make his services available for consultation by telephone during normal business hours at such times or at such other places as may be mutually agreed upon between the Company and Consultant.

(c) In furtherance of his obligations hereunder, Consultant shall devote such time and attention to the business of the Company as is necessary to fulfill his duties and responsibilities under this Agreement not to exceed 8 hours per week.

4. **Consideration and Expenses**

In consideration for his services, Consultant will receive $ 170,000 (one hundred and seventy thousand US Dollars) + V.A.T. 50% of which will be paid at 30.9.01 and the rest, will be paid in equal portions, over 12 months, commencing at the Effective Date. Consultant shall bear any and all taxes related to the consideration and expenses paid to Consultant by the Company.

The Company shall reimburse Consultant for all ordinary, necessary and reasonable business expenditures incurred in connection with or in furtherance of services rendered to the Company by Consultant, all as shall be approved in advance by the Company. Such reimbursement shall be made within thirty days of presentation by the Consultant of expense statements, receipts or vouchers or such other supporting information as may from time to time be reasonably requested by the Company. The Company shall incur the expense of any applicable value added tax of the approved expenses detailed above.

5. **Status of Parties**

Consultant will at all times act as an independent contractor and not as an employee of the Company or as an agent of the Company. Consultant shall have no authority whatsoever to bind the Company by contract or otherwise.

6. **Proprietary Rights and Information**

7.1 Any and all patentable and unpatentable inventions, discoveries, ideas or applications conceived, originated or developed by Consultant in connection with and during the term of his consulting services hereunder and directly relating to the Company's business ("Company's Business") shall be the sole and exclusive property of the Company.

Consultant, at the request and sole expense of the Company and as part of the consulting services rendered herein, shall execute such documents and perform such acts as the Company or its counsel may deem necessary or advisable to confirm in the Company throughout the world in and to any such invention, discovery or idea, and all patent applications, patents and copyrights thereon, and to enable and assist the Company in procuring, maintaining, enforcing and defending patents, copyrights and other applicable statutory protection throughout the world on any such invention, discovery, idea or application which may be patentable or copyrightable.

7.2 Consultant shall promptly disclose to the Company in such form and manner as the Company may reasonably require all inventions, systems, services and other information or data relating to the Company's Business conceived, originated, discovered or developed by Consultant hereunder and during the term hereof. It is understood that such information is proprietary in nature and shall (as between the Company and Consultant) be for the exclusive use and benefit of the Company.

7. **Secrecy and Nondisclosure**

Without the prior written consent of the Company in each instance, Consultant agrees to treat as secret and confidential all of the processes, methods, formulas, procedures, techniques, software, designs, data, drawings and other information which are not of public knowledge or record pertaining to the Company's Business of which Consultant becomes informed, and Consultant agrees not to disclose, use, publish, or in any other manner reveal, directly or indirectly, at any time during or after the term of this Agreement, any such processes, methods, formulae, procedures, techniques, software, designs, data, drawings and other information pertaining to the Company's Business.

8. **Non-Competition**

(a) Consultant agrees that, during the term of this Agreement and for a period of one (1) year after the termination of his consulting services to the Company, he will not directly or indirectly;

(i) anywhere in the world interest himself in, be connected with or engage in any projects which are competitive with significant projects relating to the Company's Business in which the Company is engaged or is actively contemplating engaging during the term of this Agreement or at the time of such termination;

(ii) hire, engage or employ or solicit, contact or communicate with for the purposes of hiring, employing or engaging, any person who is then or was an employee of the Company at any time within the six-month period immediately prior thereto.

(b) The restrictions in subsection 8(a) shall not apply to any activities that are consented to in writing by the Company after disclosure by Consultant of his proposed activities.

(c) Notwithstanding anything contained in this Section 8 to the contrary, if the period of time or the geographical area specified under subsection 8(a) hereof should be determined to be unreasonable in any judicial proceeding, then the period of time and area of the restriction shall be reduced so that this Agreement may be enforced in such area during such period of time as shall be determined to be reasonable by such judicial proceeding.

(d) Refrain from any conflict of interest between the performance of his duties in the company and his personal affairs. The Consultant agrees to promptly disclose, without delay, any direct or indirect personal interest that he may have and all related material information known to him relating any material concerning the Company.

9. **Severability**

The invalidity or unenforceability of any provision hereof shall in no way effect the validity or enforceability of any other provision. The parties to this Agreement agree and intend that this Agreement shall be enforced as fully as it may be enforced consistent with applicable statutes and rules of law.

10. **Entire Agreement**

This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto.

11. **Applicable Law**

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel without giving effect to principles of conflicts of law.

12. **Jurisdiction**

The parties agree that the District Courts located in Tel-Aviv shall have jurisdiction to settle any disputes that may arise out of or in connection with this Agreement and that, accordingly, any suit, action or proceeding arising out of or in connection with this Agreement may be brought in such courts.

13. **Counterparts**

This Agreement may be executed in one or more counterparts but all such separate counterparts shall constitute but one and the same instrument; provided that, although executed in counterparts, the executed signature pages of each such counterparts may be affixed to a single copy of this Agreement as of the date first above written.

[Reminder of page intentionally left blank]

OPTIBASE LTD.

By: ______________________
/title

____
CONSULTANT

Exhibit 99.6

Articles of Association of Optibase Ltd.

(See Exhibit 3(i))

OPTIBASE LTD.
("the Company")

Amendment no. 1

To the 2001 Nonstatutory Share Option Plan ("Original Option Plan")

The following amendments to the Company's Original Option Plan were approved by the Company's board of director on January 24, 2002:

1. Section 3- the maximum aggregate number of Shares which may be optioned and sold under the Plan will be increased by 600,000 ordinary shares, from 70,000 ordinary shares to 670,000 ordinary shares.
2. Section 5- the section will be amended as follows:

   "Eligibility. Option may be granted to Service Providers; provided, however, that notwithstanding anything to the contrary contained in the Plan, Options may not be granted to Directors."

All other terms of the Original Option Plan will remain unchanged.

* * *